FILED PURSUANT TO

RULE 424 (B) (3)

REGISTRATION NO: 333-159167

THE GC NET LEASE REIT, INC.

SUPPLEMENT NO. 8 DATED AUGUST 20, 2010

TO THE PROSPECTUS DATED NOVEMBER 6, 2009

This document supplements, and should be read in conjunction with, the prospectus of The GC Net Lease REIT, Inc. dated November 6, 2009 and Supplement No. 7 thereto dated July 12, 2010. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering and the ownership of our operating partnership;

•

replacement of the “Plan of Operation” section of the prospectus with a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to include information for the three months and six months ended June 30, 2010;

•	unaudited consolidated financial statements as of and for the six months ended June 30, 2010; and

•	financial statements and unaudited pro forma financial information related to the contribution of the Will Partners property.

Status of Our Offering and Ownership of Our Operating Partnership

Through August 16, 2010, we have received aggregate gross offering proceeds of approximately $10.78 million, which includes approximately $2.36 million from a private offering of our shares, which terminated on November 6, 2009, and approximately $8.42 million in our initial public offering.

We commenced our initial public offering of shares of our common stock on November 6, 2009. As of August 16, 2010, in connection with our initial public offering, we have issued 844,290 shares of our common stock for gross proceeds of approximately $8.42 million. As of August 16, 2010, approximately 81.66 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond November 6, 2011, which is two years after the effective date of this offering, unless extended by our board of directors for an additional year as permitted under applicable law. We also reserve the right to terminate the initial public offering at any time.

As of August 16, 2010, we own approximately 27.7% of the limited partnership units of our operating partnership, The GC Net Lease REIT Operating Partnership, L.P., and certain affiliates of our sponsor, Griffin Capital Corporation, including our President and Chairman, Kevin A. Shields, and our Vice President — Acquisitions, Don Pescara, own approximately 56.7% of the limited partnership units of our operating partnership. The remaining approximately 15.6% of the limited partnership units are owned by third parties.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The “Plan of Operation” section of the prospectus is hereby deleted in its entirety and replaced with the following. This discussion and analysis should be read in conjunction with our audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2009, incorporated by reference into Supplement No. 7 to our prospectus dated July 12, 2010, and our consolidated financial statements and the notes thereto as of and for six months ended June 30, 2010 contained in this Supplement No. 8.

Overview

We were formed on August 28, 2008 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in single tenant net lease properties. We recently began operations and are subject to the general risks associated with a start-up enterprise, including the risk of business failure. Our year end is December 31. As used in this supplement, “we,” “us” and “our” refer to The GC Net Lease REIT, Inc. We deferred the election to be taxed as a REIT until December 31, 2010 to ensure that certain non-financial requirements were satisfied, which we did not satisfy as of December 31, 2009. As of June 30, 2010, the Company satisfied these non-financial requirements.

We have no paid employees and are externally advised and managed by our advisor, The GC Net Lease REIT Advisor, LLC, an affiliate of ours. Griffin Capital Corporation is our sponsor, and is the sole member of our advisor and an affiliate of the sole owner of The GC Net Lease REIT Property Management, LLC, our property manager. Our operating partnership is The GC Net Lease REIT Operating Partnership, L.P. We expect to own all of our properties directly or indirectly through our operating partnership or similar entities.

On February 20, 2009, we commenced a private offering to accredited investors only pursuant to a confidential private placement memorandum. On May 6, 2009 we satisfied our minimum offering requirement and commenced operations. We declared our first distribution to stockholders in the second quarter of 2009, which was initially paid on June 15, 2009.

We terminated our private offering on November 6, 2009, having raised approximately $2.36 million through the issuance of approximately 247,978 shares, and began our offering to the public upon the SEC declaring our registration statement effective. We are currently offering a maximum of 82,500,000 shares of common stock to the public, consisting of 75,000,000 shares for sale to the public (our “Primary Public Offering”) and 7,500,000 shares for sale pursuant to our distribution reinvestment plan (collectively, our “Public Offering”). As of June 30, 2010, we had issued 658,852 shares of our common stock for gross proceeds of approximately $6.6 million in our Public Offering.

On June 4, 2010, we, through our operating partnership, acquired all of the ownership interests in a single-story, warehouse/distribution facility located in Monee, Illinois (“Will Partners property”) from three unaffiliated third parties and an entity owned by an affiliate of our sponsor. The acquisition price for the Will Partners property was approximately $26.31 million. In exchange for the Will Partners property, we, through our operating partnership, issued approximately 813,000 operating partnership units to the sellers at a price per share of $9.20, or $7.48 million. The balance of the purchase price was financed with $16.9 million of the credit facility discussed below, approximately $1.75 million in cash raised in the Public Offering, and our prorated share of the June rent payment, $173,325, that was paid at closing and recorded as prepaid rent. The Will Partners property is 100% leased to a single tenant, World Kitchen, LLC (“World Kitchen”), on a net lease basis, obligating World Kitchen to all costs and expenses to operate and maintain the property, including capital expenditures. In conjunction with the acquisition, the World Kitchen lease was amended, which included an extension of the lease term for 10 years through February 29, 2020.

On June 4, 2010, we, through our operating partnership, entered into a credit agreement with KeyBank National Association, which provides our operating partnership with an initial $25 million credit facility (the “Credit Facility”) to finance the acquisition of properties. The terms of the Credit Facility provide for monthly, interest only payments with the balance due on June 4, 2013. The Credit Facility is guaranteed by us and is secured by a security agreement on our operating partnership’s interest in the underlying property, a fixture filing, and an assignment of leases, rents, income and profits. Additionally, under the terms of the Credit Facility, our operating partnership has the option of selecting the applicable variable rate for each revolving loan, or portion thereof, of either (a) LIBOR multiplied by the Statutory Reserve Rate (as defined in the Credit Facility) to which the administrative agent is subject, with respect to this rate, for Eurocurrency funding (the “LIBOR-based rate”), plus 3.75%, or (b) an alternate base rate, which is the greater of the (i) Prime Rate, (ii) Federal Funds Rate plus 0.50%, or (iii) the adjusted LIBOR-based rate set forth in subsection (a) plus 3.75%. These rates are subject to a minimum LIBOR of 2.00%. Prior to December 4, 2011, our operating partnership may request an increase in the total commitments under the Credit Facility up to $150 million, subject to certain conditions. Our operating partnership made an initial draw of $16.9 million to acquire the Will Partners property. Our operating partnership elected to have the LIBOR-based rate apply to such loan, which amounted to an initial interest rate of 5.75%. Our operating partnership may change this election from time to time, as provided by the Credit Facility terms. Pursuant to the Credit Facility terms, our operating partnership, in consolidation with us, is subject to certain loan compliance covenants. Compliance with these covenants will be required beginning with the quarter ended September 30, 2010.

On June 18, 2009, affiliates of our sponsor contributed membership interests in two entities, Plainfield Partners, LLC, a single member limited liability company which owns an office/laboratory property located in Plainfield, Illinois (“Plainfield”) and Renfro Properties, LLC, a single member limited liability company which owns a single-story warehouse/distribution property located in Clinton, South Carolina (“Renfro”), to our operating partnership in exchange for 2.02 million operating partnership units (representing an equity contribution of $20.2 million). The combined fair market value of the Plainfield and Renfro properties contributed was approximately $54.36 million. The properties are occupied by Chicago Bridge & Iron Company (“CB&I”) and Renfro Corporation (“Renfro Corp”), respectively, and are full net leases, obligating the tenants for all expenses and costs of operating and maintaining the property, including capital expenditures. As of the contribution date, the CB&I lease had a remaining lease term of 13 years, and the Renfro Corp lease had a remaining lease term of 12 years.

In connection with the contribution on June 18, 2009 we assumed approximately $34.16 million of existing debt. The Renfro property debt was refinanced on January 29, 2009. The aggregate loan amount was initially $13.0 million and consists of: (i) $8.0 million (the “Renfro Term Debt”) to partially pay off the prior loan, and (ii) $5.0 million as a revolving line of credit (the “Renfro Line of Credit”) used to pay off the remaining balance of the prior loan, and fund a $2.0 million tenant improvement allowance. The Renfro Term Debt has a three year term, and expires on January 31, 2012. The interest rate on the Renfro Term Debt is fixed at 6.50% for the term of the loan. The Renfro Term Debt called for monthly, interest only payments during the tenant improvement period, then monthly payments of principal and interest, based on a 25-year amortization schedule, for the remainder of the term. The tenant improvement period ended in January 2010 with the completion of the improvement projects, and release of all remaining tenant improvement reserve funds, therefore amortization of the Term Debt commenced on March 1, 2010. As of June 30, 2010 and December 31, 2009, the Term Debt principal balance was $7.9 million and $8.0 million, respectively.

The Renfro Line of Credit had an initial term of one year, or an expiration of January 29, 2010 but was extended in January 2010 for six months to July 29, 2010 with an automatic option to extend it further to January 29, 2011 should the Line of Credit not be paid in full by that date. Also, as a term of the extension agreement, the interest rate was modified to a fixed rate of 6.50%. We exercised the automatic extension on July 29, 2010, extending the term an additional six months to January 29, 2011. All other terms were unchanged. In the event that we cannot further extend or renew the Renfro Line of Credit, we may be required to use net offering proceeds, operating cash flow, or other sources, including potentially funds advanced by our sponsor, to pay this debt. The Renfro Line of Credit provides for monthly, interest-only payments, with the entire principal balance outstanding due upon the expiration of the extended term, or January 29, 2011. Both the Renfro Term Debt and Line of Credit are guaranteed by an affiliate, and are secured by a first mortgage and assignment of rents and leases on the Renfro property.

In connection with the contribution, we also assumed mortgage debt in the amount of $21.16 million, with a fixed rate of interest of 6.65% (the “Plainfield mortgage debt”). The terms of the loan require monthly principal and interest payments. The loan is secured by a first mortgage and security agreement on our operating partnership’s interest in the underlying property, a fixture filing, and an assignment of leases, rents, income and profits. The loan has an initial term of 10 years and matures in November 2017. As of June 30, 2010 and December 31, 2009, the unamortized loan principal for the Plainfield mortgage debt was approximately $20.9 million and $21.0 million, respectively.

The contribution of the entity interest of Plainfield Partners, LLC and Renfro Properties, LLC, and the acquisition of the Will Partners entity interests are hereinafter referred to as the “Properties.”

Significant Accounting Policies and Estimates

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”). The preparation of our consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different estimates would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe the accounting policies listed below are the most critical in the preparation of our consolidated financial statements. These policies are described in greater detail in the notes to our consolidated financial statements contained in this supplement and in our Annual Report on Form 10-K for the year ended December 31, 2009 and continue to include the following areas:

•	Real Estate - Valuation and purchase price allocation, depreciation;

•	Impairment of Real Estate and Related Intangible Assets and Liabilities;

•	Revenue Recognition;

•	Noncontrolling Interests in Consolidated Subsidiaries;

•	Common Stock and Noncontrolling Interests Subject to Redemption;

•	Fair Value Measurements;

•	Income Taxes - deferred tax assets and related valuation allowance, REIT qualification; and

•	Loss Contingencies.

Recently Issued Accounting Pronouncements

Effective July 1, 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the “Codification” or “ASC”) became the single source of authoritative accounting principles to be applied by nongovernmental entities in the preparation of financial statements in the United States, and is effective for interim and annual periods ending after September 15, 2009.

Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. Any technical references incorporated into the accompanying financial statements have been updated to correspond to the new FASB codification reference.

In June 2009, new accounting provisions, ASC 810-10, “Variable Interests and Special Purpose Entities in Consolidated Financial Statements,” were released that eliminate the primarily quantitative model to determine the primary beneficiary of a variable interest entity (“VIE”) and replace it with a qualitative model that focuses on which entities have the power to direct the activities of the VIE as well as the obligation or rights to absorb the VIE’s losses or receive its benefits. The reconsideration of the initial determination of VIE status is still based on the occurrence of certain events. These new accounting provisions are effective for fiscal years and interim periods beginning after November 15, 2009.

In February 2010, the FASB issued updated guidance in ASC 810, “Consolidation,” which defers the effective date of the consolidation guidance of FASB Statement No. 167 for certain investment funds and money market funds. The update also modifies the requirements for evaluating whether a decision maker’s or service provider’s fee is a variable interest and clarifies that a quantitative calculation in the evaluation thereof should not be the sole basis for determining the above. As of June 30, 2010, we did not have any investments, or other variable interests, in entities that were determined to be VIEs.

In May 2009, the FASB issued ASC 855, “Subsequent Events” (“ASC 855”). This should not result in significant changes in the subsequent events that an entity reports. Rather, ASC 855 introduces the concept of financial statements being available to be issued. Financial statements are considered available to be issued when they are complete in a form and format that complies with GAAP and all approvals necessary for issuance have been obtained. We adopted ASC 855 as of December 31, 2009.

In February 2010, the FASB issued updated guidance in ASC 855, which eliminates the disclosure requirements for SEC filers with respect to disclosure of the date through which subsequent events have been evaluated.

Results of Operations

There were no property operations for the quarter ended March 31, 2009 and the contributions during the quarter ended June 30, 2009 took place on June 18, 2009. Therefore, our results of operations for the three and six months ended June 30, 2010 are not directly comparable to those for the three and six months ended June 30, 2009. Our results of operations for the three and six months ended June 30, 2010 are not indicative of those expected in the future periods as we expect that rental income, operating expenses, depreciation, and amortization expenses will each increase in future periods as a result of anticipated future acquisitions of real estate assets.

Three Months Ended June 30, 2010

Rental Income

Rental income for the three months ended June 30, 2010 was approximately $1.34 million, which primarily includes rental income for the Properties (approximately $1.24 million), and adjustment to straight-line contractual rent ($102,550). Also included as a component of revenue is the recovery of property taxes ($135,082). We expect rental income to increase in future periods as a result of the acquisition of the Will Partners property on June 4, 2010 and as we acquire additional properties.

Property Operating Expenses

Property operating expenses for the three months ended June 30, 2010 were $289,078, consisting of property taxes ($135,082), property management fees ($37,282), and asset management fees

($116,714). Property specific expenses are the responsibility of the tenants pursuant to the respective lease agreement. We expect property operating expenses to increase in future periods as a result of the acquisition of the Will Partners property on June 4, 2010 and as we acquire additional properties.

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2010 were $139,662, consisting mostly of professional fees, including accounting and legal costs ($128,307), directors and officers insurance expense ($66,150) and board of director fees ($19,500), as well as other corporate expenses. General and administrative expenses include organizational costs. Organizational costs were reduced to the extent the amount exceeded the 15% limitation in our amended and restated advisory agreement ($102,629), as discussed in the Organizational and Offering Costs section of Note 2 to the financial statements. The reduction in organizational costs is reflected in the unaudited consolidated balance sheets as a component of “Due from Affiliates.” We expect general and administrative expenses to increase in future periods as we make additional investments, but to decrease as a percentage of total revenues.

Depreciation and Amortization Expense

Depreciation and amortization expense for the three months ended June 30, 2010 was $623,948, consisting of depreciation of building and building improvements of the Properties ($422,519) and amortization of the contributed value allocated to intangible assets ($201,429). We expect depreciation and amortization expense to increase in future periods as a result of the acquisition of the Will Partners property on June 4, 2010 and as we acquire additional real estate assets.

Acquisition Fees and Expenses

Real estate acquisition fees and expenses were $909,362, of which $789,158 was due to the advisor, for the three months ended June 30, 2010 and relate to the acquisition of the Will Partners property. We expect acquisition fees and expenses to increase in future as we acquire additional properties.

Interest Expense

Interest expense for the three months ended June 30, 2010 was $658,868, primarily relating to the mortgage debt assumed with the contribution of the Properties and amortization of financing costs ($20,985). We expect interest expense to increase in future periods as a result of the acquisition of the Will Partners property on June 4, 2010 and as we acquire additional real estate and assume any related debt.

Six Months Ended June 30, 2010

Rental Income

Rental income for the six months ended June 30, 2010 was approximately $2.52 million, which includes rental income for the Properties (approximately $2.31 million), adjustment to straight-line contractual rent ($198,971), and the amortization of in-place lease valuation upon contribution ($7,374). Also included as a component of revenue is the recovery of property taxes ($232,922). We expect rental income to increase in future periods as a result of the acquisition of the Will Partners property on June 4, 2010 and as we acquire additional properties.

Property Operating Expenses

Property operating expenses for the six months ended June 30, 2010 were $521,830, consisting of property taxes ($232,922), property management fees ($69,364), and asset management fees ($219,544). Property specific expenses are the responsibility of the tenants pursuant to the respective lease agreement. We expect property operating expenses to increase in future periods as a result of the acquisition of the Will Partners property on June 4, 2010 and as we acquire additional properties.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2010 were $413,428, consisting mostly of professional fees, including accounting and legal costs ($236,934), directors’ and officers’ insurance ($135,539), board of directors fees ($40,398), as well as other corporate expenses ($65,263). General and administrative expenses include organizational costs. Organizational costs were reduced to the extent the amount exceeded the 15% limitation in our amended and restated advisory agreement ($102,629), as discussed in the Organizational and Offering Costs section of Note 2 to the financial statements. The reduction in organizational costs is reflected in the unaudited consolidated balance sheets as a component of “Due from Affiliates.” We expect general and administrative expenses to increase in future periods as we make additional investments, but to decrease as a percentage of total revenues.

Depreciation and Amortization Expense

Depreciation and amortization expense for the six months ended June 30, 2010 was $1,175,756, consisting of depreciation of building and building improvements of the Properties ($809,526) and amortization of the contributed value allocated to intangible assets ($366,230). We expect depreciation and amortization expense to increase in future periods as a result of the acquisition of the Will Partners property on June 4, 2010 and as we acquire additional real estate assets.

Acquisition Fees and Expenses

Real estate acquisition fees and expenses were $909,362, of which $789,158, was due to the advisor for the six months ended June 30, 2010 and relate to the acquisition of the Will Partners property on June 4, 2010. We expect acquisition fees and expenses to increase in future as we acquire additional properties.

Interest Expense

Interest expense for the six months ended June 30, 2010 was $1,223,258 related primarily to the mortgage debt assumed with the contribution of the Properties and amortization of financing costs ($25,152). We expect interest expense to increase in future periods as a result of the acquisition of the Will Partners property on June 4, 2010 and as we acquire additional real estate and assume any related debt.

Liquidity and Capital Resources

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness and other investments. Generally, cash needs for items, other than property acquisitions, will be met from operations and proceeds received from offerings. However, there may be a delay between the sale of our shares and our purchase of properties that could result in a delay in the benefits to our stockholders, if any, of returns generated from our investment operations. Our advisor will evaluate potential additional property acquisitions and engage in negotiations with sellers on our behalf. After a purchase contract is executed that contains specific terms, the property will not be purchased until the successful completion of due diligence, which includes review of the title insurance commitment, an appraisal and an environmental analysis. In some instances, the proposed acquisition will require the negotiation of final binding agreements, which may include financing documents. During this period, we may decide to temporarily invest any unused proceeds from offerings in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

On June 4, 2010, we, through our operating partnership, entered into a credit agreement with KeyBank National Association, which provides our operating partnership with an initial $25 million credit facility (the “Credit Facility”) to finance the acquisition of properties. Our operating partnership made an initial draw of $16.9 million to facilitate the acquisition of the Will Partners property.

Other potential future sources of capital include proceeds from our Public Offering, proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. To the extent we are not able to secure additional financing in the form of a credit facility (other than the current Credit Facility) or other third party source of liquidity, we will be heavily dependent upon the proceeds of our Public Offering and income from operations in order to meet our long-term liquidity requirements and to fund our distributions.

Short-Term Liquidity and Capital Resources

We expect we will meet our short-term operating liquidity requirements from advances from our advisor and its affiliates, proceeds received in our Public Offering and operating cash flows generated from the Properties and other properties we acquire in the future. Any advances from our advisor will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in the “Management Compensation” section of our prospectus. Our amended and restated advisory agreement provides that expenses advanced to us by our advisor shall be reimbursed no less frequently than monthly. The offering and organizational costs associated with the Public Offering (excluding sales commissions and dealer manager fees) were initially paid by our advisor and will be reimbursed by us, up to 3.5% of the gross offering proceeds raised by us in the terminated or completed offering for the issuer’s organizational and offering costs. The offering and organizational costs (including sales commissions and dealer manager fees) may not exceed 15% of gross offering proceeds of the Primary Public Offering. If the organization and offering expenses exceed such limits, within 60 days after the end of the month in which the Public Offering terminates or is completed, the advisor must reimburse us for any excess amounts. As of June 30, 2010, we incurred organizational and offering costs, which exceed the 15% limitation. Therefore, if we terminated our Public Offering on June 30, 2010, the probability that we would be liable to our advisor for advanced organizational and offering costs, based on the gross proceeds raised to date and organizational and offering costs incurred in excess of the limitation discussed above, is remote. As a result we recorded an amount due from our advisor of $238,069 (after deducting unreimbursed amounts previously advanced by our advisor), included in the consolidated balance sheets as “Due from Affiliates.” No payment is required until 60 days following the completion or termination of the offering in accordance with the amended and restated advisory agreement. We will continue to monitor both the 3.5% and 15% limitations and expect the receivable to decrease as we raise additional offering proceeds and, as a result, become liable once again for organizational and offering costs advanced by our advisor. Operating cash flows are expected to increase as properties are added to our portfolio.

The Renfro Line of Credit had an initial term of one year but was extended until July 29, 2010 with an automatic option to extend it further to January 29, 2011. On July 29, 2010, we exercised the automatic second extension and extended the term to January 29, 2011. If the lender does not further renew and extend the Renfro Line of Credit, we may be required to use net offering proceeds, operating cash flow, or other sources, including potentially funds advanced by our sponsor, to pay this debt.

Our cash and cash equivalent balances increased approximately $1.95 million during the six months ended June 30, 2010 and were generated from or used in:

Operating Activities. During the six months ended June 30, 2010, we used $1,005,173 of cash from operating activities, which consisted of a net loss of $1,489,421, offset by non-cash adjustments of $994,563 (consisting of depreciation and amortization of $1.19 million less deferred rent of $198,971) and cash used for working capital of $510,315, primarily to fund regular payables and deferred asset management and property management fees.

Investing Activities. During the six months ended June 30, 2010, we used $18.83 million cash for investing activities, specifically for the acquisition of the Will Partners property. Additionally, we expensed $447,337 for tenant improvements, which were funded by reserve proceeds, held by lenders, which were assumed by us in conjunction with the contribution of the Properties.

Financing Activities. During the six months ended June 30, 2010, we generated $21.79 million from financing activities, primarily the result of proceeds from the Credit Facility ($16.9 million) used to acquire the Will Partners property and the issuance of common stock. Net offering proceeds from our Public Offering were $6.45 million for the six months ended June 30, 2010, consisting of gross proceeds of $6.49 million, less a discount on common stock of $7,527 and incurred offering costs of $30,575. Payments of deferred financing costs were $601,909. Debt amortization totaled $167,412 and distributions to noncontrolling interests and common stockholders were $679,881 and $119,770, respectively.

Distributions and Our Distribution Policy

Distributions will be paid to our stockholders as of the record date selected by our board of directors. We expect to continue to pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in our Public Offering;

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	tenant improvements, capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.

We made our first distribution on June 15, 2009 to investors of record on May 31, 2009. We achieved our minimum escrow requirement on May 6, 2009; therefore, our first monthly distribution was for a partial month. Since June 15, 2009, we funded distributions with operating cash flow from the Properties and offering proceeds raised in our private offering and our Public Offering. The distributions funded from offering proceeds are considered a return of capital to the stockholder.

The following table shows total distributions for the first two quarters of 2010 and for the year ended December 31, 2009:

	Three Months Ended
	June 30, 2010		March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009
Distributions paid in cash-noncontrolling interests	$343,676		$336,205	$339,941	$276,436	$—
Distributions paid in cash-common stockholders	80,337		39,433	34,096	29,886	6,838
Distributions reinvested (shares issued)	26,890		7,014	3,950	3,568	1,476

Total distributions	$450,903	(1)	$382,652	$377,987	$309,890	$8,314

Source of distributions:
Cash flows provided by (used in) operations	$(517,377)		$(487,796)	$290,898	$52,153	$(284,553)
Proceeds from issuance of common stock	941,390		863,434	83,139	254,169	291,391
Distributions reinvested (shares purchased)	26,890		7,014	3,950	3,568	1,476

Total sources	$450,903		$382,652	$377,987	$309,890	$8,314

(1)	Total distributions declared but not paid as of June 30, 2010 for noncontrolling interests and common stockholders were $152,665 and $35,926, respectively.

Funds from Operations

We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an equity REIT. Because FFO calculations exclude such items as depreciation and amortization of real estate assets and gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. Other REITs may not define FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition or may interpret the current NAREIT definition differently than we do.

Our management also believes that the FFO result can be further adjusted to provide a more beneficial indicator of performance and comparability, which our management refers to as Modified Funds from Operations (“MFFO”). In calculating MFFO, FFO is adjusted for other non-cash or non-operating items, such as acquisition fees and expenses, straight line rent and in-place lease valuation amortization, as well as others.

FFO and MFFO are non-GAAP financial measures and do not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO and MFFO include adjustments that investors may deem substantive. Accordingly, FFO and MFFO should not be considered alternatives to net income as an indicator of our operating performance.

Our calculation of FFO and MFFO is presented in the following table for the six months ended June 30, 2010.

Net Loss	(1,489,421)
Adjustments:
Depreciation of building and improvements	809,526
Amortization of intangible assets	366,230

Funds from Operations (FFO)	(313,665)

Reconciliation of FFO to Modified Funds From Operations
Funds From Operations	(313,665)
Adjustments:
Acquisition fees and expenses	909,362
Revenues in excess of cash received (straight-line rents)	(198,971)
Revenues in excess of cash received (amortization of above/below market rent)	(7,374)
Amortization of financing costs	25,152

Modified Funds From Operations	414,504

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of June 30, 2010:

	Payments Due During the Years Ending December 31,
	Total	2010	2011-2012		2013-2014		Thereafter
Outstanding debt obligations (1)
Renfro	$12,955,023	$64,901	$12,890,122	(2)	$—		$—
Plainfield	20,919,123	122,688	542,573		620,665		19,633,197
Credit Facility	16,900,000	—	—		16,900,000	(4)	—
Interest on outstanding debt obligations (3)
Renfro	1,015,292	428,075	587,217		—		—
Plainfield	9,930,766	705,448	2,769,966		2,691,874		3,763,478
Credit Facility	2,947,642	485,875	1,970,493		491,274		—

Total	$64,667,846	$1,806,987	$18,760,371		$20,703,813		$23,396,675

(1)	Amounts include principal payments only.
(2)	Amount includes the Renfro Line of Credit in the amount of $5.0 million, which was extended for six months to January 29, 2011 and payment of the remaining balance on the Term Debt upon expiration on January 31, 2012.
(3)	Projected interest payments are based on the outstanding principal amounts and interest rates in effect at June 30, 2010.
(4)	Acquisition of the Will Partners property was financed through the Credit Facility. The total Credit Facility is $25 million.

Subsequent Events

Extension of Renfro Line of Credit

On July 29, 2010, we obtained an extension for the Renfro Line of Credit, which is now set to mature on January 29, 2011 (See Note 4, Debt).

Offering Status

As of August 16, 2010, in connection with our Public Offering we have issued 844,290 shares of our common stock for gross proceeds of approximately $8.42 million. Through August 16, 2010, we have received aggregate gross offering proceeds of approximately $10.78 million from the sale of shares in our private offering, which commenced on February 20, 2009 and terminated on November 6, 2009, and our Public Offering.

Unaudited Financial Statements

The consolidated financial statements of The GC Net Lease REIT, Inc. and its subsidiaries, as of and for the six month period ended June 30, 2010, which are included in this supplement, have not been audited.

Financial Statements and Unaudited Pro Forma Financial Information Related to the Contribution of the Will Partners Property

As previously disclosed, on June 4, 2010, we, through our operating partnership, acquired all of the ownership interests in a single-story, warehouse/distribution facility located in Monee, Illinois (the “Will Partners property”) from three unaffiliated third parties and an entity owned by an affiliate of our sponsor. The acquisition price for the Will Partners property was approximately $26.31 million. In exchange for the contribution of the Will Partners property, we, through our operating partnership, issued approximately 813,000 operating partnership units to the sellers at a price per share of $9.20, or $7.48 million. The balance of the purchase price was financed with $16.9 million of a credit facility with KeyBank National Association and approximately $1.75 million in cash raised in the Public Offering, and our prorated share of the June rent payment, $173,325, that was paid at closing and recorded as prepaid rent. As part of this supplement, we have included audited financial statements and pro forma financial information related to this acquisition.

THE GC NET LEASE REIT, INC.

CONSOLIDATED BALANCE SHEETS

	June 30, 2010 (Unaudited)	December 31, 2009
ASSETS
Cash and cash equivalents	$2,342,168	$387,272
Restricted cash reserves for property improvements	1,000,699	655,670
Real estate:
Land	6,603,024	5,108,916
Building and improvements	60,110,844	41,009,335
Tenant origination and absorption cost	13,051,113	8,289,273

Total real estate	79,764,981	54,407,524
Less: accumulated depreciation and amortization	(2,096,674)	(920,919)

Total real estate, net	77,668,307	53,486,605
Above market leases, net	1,481,424	101,591
Deferred rent receivable	405,741	206,770
Deferred financing costs, net	576,757	—
Due from affiliates	238,069	—
Other assets	331,330	457,022

Total assets	$84,044,495	$55,294,930

LIABILITIES AND EQUITY
Mortgage payable	$33,874,146	$34,041,558
Credit facility	16,900,000	—
Restricted reserves	1,000,699	208,333
Accounts payable and other liabilities	713,357	1,033,745
Distributions payable	188,591	128,824
Due to affiliates	944,976	1,022,526
Below market leases, net	558,323	581,019

Total liabilities	54,180,092	37,016,005
Commitments and contingencies (Note 7)
Noncontrolling interests subject to redemption, 813,000 and no units eligible towards redemption as of June 30, 2010 and December 31, 2009, respectively	7,480,000	—
Common stock subject to redemption, 4,516 and 947 shares eligible towards redemption as of June 30, 2010 and December 31, 2009, respectively	42,898	8,994
Stockholders’ equity:
Preferred Stock, $0.001 par value; 200,000,000 shares authorized; no shares outstanding, as of June 30, 2010 and December 31, 2009	—	—
Common Stock, $0.001 par value; 700,000,000 shares authorized; 902,314 and 252,319 shares outstanding, as of June 30, 2010 and December 31, 2009, respectively	9,014	2,523
Additional paid-in capital	7,375,837	928,009
Cumulative distributions	(269,415)	(92,834)
Accumulated deficit	(538,441)	(246,515)

Total stockholders’ equity	6,576,995	591,183

Noncontrolling interests	15,764,510	17,678,748

Total equity	22,341,505	18,269,931

Total liabilities and equity	$84,044,495	$55,294,930

See accompanying notes.

THE GC NET LEASE REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Revenue:
Rental income	1,343,604	157,940	2,518,487	157,940
Property tax recovery	135,082	18,746	232,922	18,746
Interest income	798	2,293	2,804	2,293

Total revenue	1,479,484	178,979	2,754,213	178,979

Expenses:
Asset management fees paid to affiliates	116,714	13,589	219,544	13,589
Property management fees paid to affiliates	37,282	4,278	69,364	4,278
Property tax expense	135,082	18,746	232,922	18,746
Acquisition fees and expenses	909,362	1,630,684	909,362	1,630,684
General and administrative expenses	139,662	290,232	413,428	290,232
Depreciation and amortization	623,948	48,636	1,175,756	48,636
Interest expense	658,868	75,063	1,223,258	75,063

Total expenses	2,620,918	2,081,228	4,243,634	2,081,228

Net loss	(1,141,434)	(1,902,249)	(1,489,421)	(1,902,249)

Net loss attributable to noncontrolling interests	(865,207)	(1,441,572)	(1,197,495)	(1,441,572)

Net loss attributable to The GC Net Lease REIT, Inc. common stockholders	(276,227)	(460,677)	(291,926)	(460,677)

Net loss per share, basic and diluted	(0.38)	(8.73)	(0.55)	(8.73)

Weighted average number of common shares outstanding, basic and diluted	728,601	52,755	527,741	52,755

Distributions declared per common share	0.17	0.10	0.34	0.10

See accompanying notes.

THE GC NET LEASE REIT, INC.

CONSOLIDATED STATEMENTS OF EQUITY

For the Six Months Ended June 30, 2010 (unaudited)

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Cumulative Distributions	Accumulated Deficit	Total Stockholders’ Equity	Non-controlling Interests	Total Equity
BALANCE DECEMBER 31, 2009	252,319	$2,523	$928,009	$(92,834)	$(246,515)	$591,183	$17,678,748	$18,269,931
Gross proceeds from issuance of common stock	649,995	6,491	6,485,930	—	—	6,492,421	—	6,492,421
Discount on issuance of common stock	—	—	(7,527)	—	—	(7,527)	—	(7,527)
Offering costs	—	—	(30,575)	—	—	(30,575)	—	(30,575)
Distributions	—	—	—	(142,677)	—	(142,677)	—	(142,677)
Issuance of shares for distribution reinvestment plan	3,569	36	33,868	(33,904)	—	—	—	—
Additions to common stock subject to redemption	(3,569)	(36)	(33,868)	—	—	(33,904)	—	(33,904)
Contribution of noncontrolling interests	—	—	—	—	—	—	7,480,000	7,480,000
Additions to noncontrolling interests subject to redemption	—	—	—	—	—	—	(7,480,000)	(7,480,000)
Distributions for noncontrolling interests	—	—	—	—	—	—	(716,743)	(716,743)
Net loss	—	—	—	—	(291,926)	(291,926)	(1,197,495)	(1,489,421)

BALANCE JUNE 30, 2010	902,314	$9,014	$7,375,837	$(269,415)	$(538,441)	$6,576,995	$15,764,510	$22,341,505

See accompanying notes.

THE GC NET LEASE REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30, 2010	June 30, 2009
Operating Activities:
Net loss	$(1,489,421)	$(1,902,249)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation of building and building improvements	809,526	48,636
Amortization of intangible assets	366,230	—
Amortization of above and below market leases	(7,374)	(1,425)
Amortization of deferring financing costs	25,152	—
Deferred rent	(198,971)	(13,927)
Change in operating assets and liabilities:
Due from affiliates	(238,069)	—
Other assets	125,692	(224,420)
Accounts payable and other liabilities	(320,388)	618,570
Due to affiliates	(77,550)	1,199,068

Net cash used in operating activities	(1,005,173)	(275,747)

Investing Activities:

Acquisition of Will Partners property	(18,825,278)	—
Building improvements	(447,337)	—
Building improvements funded from restricted cash reserves	447,337	—

Net cash used in investing activities	(18,825,278)	—

Financing Activities:

Proceeds from borrowings	16,900,000	—
Principal amortization payments on secured indebtedness	(167,412)	—
Deferred financing costs	(601,909)
Issuance of common stock, net	6,454,319	921,780
Distributions to noncontrolling interests	(679,881)	(44,828)
Distributions to common stockholders	(119,770)	(15,645)

Net cash provided by financing activities	21,785,347	861,307

Net increase in cash and cash equivalents	1,954,896	585,560
Cash and cash equivalents at the beginning of the period	$387,272	$201,000
Cash and cash equivalents at the end of the period	$2,342,168	$786,560

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$939,124	$—
Contribution of real estate assets by affiliates	$7,480,000	$50,749,336
Supplemental Disclosures of Significant Non-cash Transactions:
Restricted cash-assumed upon contribution of real estate assets by affiliates	$—	$3,606,782
Restricted cash-ongoing improvement reserve paid by tenant	$792,366	$158,333
Mortgage debt assumed in conjunction with the contribution of real estate assets by affiliates	$—	$34,156,119
Limited partnership units of the operating partnership issued in conjunction with the contribution of real estate assets by affiliates, net of discount	$7,480,000	$20,200,000
Distributions payable to noncontrolling interests	$152,665	$—
Distributions payable to common stockholders	$35,926	$8,806
Common stock issued pursuant to the distribution reinvestment plan	$33,904	$1,475

See accompanying notes.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited)

1.	Organization

The GC Net Lease REIT, Inc., a Maryland corporation (the “Company”), was formed on August 28, 2008 under the Maryland General Corporation Law. The Company was organized primarily with the purpose of acquiring single tenant net lease properties, and expects to use a substantial amount of the net proceeds from the Private Offering (as defined below) and the Public Offering (as defined below) to invest in these properties. The Company deferred the election to be taxed as a REIT until December 31, 2010 to ensure that certain non-financial requirements were satisfied, which the Company did not satisfy as of December 31, 2009. As of June 30, 2010, the Company satisfied these non-financial requirements. The Company’s year end is December 31.

Griffin Capital Corporation, a California corporation (the “Sponsor”), is the sponsor of the Company’s initial Public Offering (as defined below). The Company’s Sponsor was formed in 1995 to principally engage in acquiring and developing office and industrial properties.

The GC Net Lease REIT Advisor, LLC, a Delaware limited liability company (the “Advisor”) was formed on August 27, 2008. The Sponsor is the sole member of the Advisor. On November 6, 2009, the Company entered into its amended and restated advisory agreement for the Public Offering. The Advisor is responsible for managing the Company’s affairs on a day-to-day basis and identifying and making acquisitions and investments on behalf of the Company under the terms of the advisory agreement. The officers of the Advisor are also officers of the Sponsor. The term of the advisory agreement will end on its first anniversary and it may be renewed for an unlimited number of successive one-year periods.

On August 28, 2008, the Advisor purchased 100 shares of common stock for $1,000 and became the Company’s initial stockholder. The Company’s Articles of Amendment and Restatement, dated February 12, 2009, authorize 700,000,000 shares of common stock with a par value of $0.001 and 200,000,000 shares of preferred stock with a par value of $0.001. On February 20, 2009, the Company began to offer a maximum of 10,000,000 shares of common stock, which included shares for sale pursuant to the distribution reinvestment plan, pursuant to a private placement offering to accredited investors (collectively, the “Private Offering”). Simultaneously with the Private Offering, the Company began to register an offering of a maximum of 82,500,000 shares of common stock, consisting of 75,000,000 shares for sale to the public (the “Primary Public Offering”) and 7,500,000 shares for sale pursuant to the distribution reinvestment plan at $9.50 per share (collectively, the “Public Offering”). On November 6, 2009, the Securities and Exchange Commission (the “SEC”) declared the Public Offering effective, and the Company terminated the Private Offering with the commencement of the Public Offering. As of June 30, 2010 and December 31, 2009, the Company had 906,830 and 253,266 shares outstanding, respectively, of which 4,516 and 947 shares, respectively, were classified as common stock subject to redemption (See Note 7, Share Redemption Program).

Griffin Capital Securities, Inc. (the “Dealer Manager”) is one of the Company’s affiliates. The Dealer Manager is responsible for marketing the Company’s shares being offered pursuant to the Public Offering. On October 27, 2009, the Company and the Dealer Manager entered into a dealer manager agreement for the Public Offering. The dealer manager agreement may be terminated by either party upon prior written notice.

The GC Net Lease REIT Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”), was formed on August 29, 2008. On December 26, 2008, the Advisor purchased a 99% limited partnership interest in the Operating Partnership for $200,000 and on December 26, 2008, the Company contributed the initial $1,000 capital contribution, received by the Advisor, to the

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited)

Operating Partnership in exchange for a 1% general partner interest. The Operating Partnership will own, directly or indirectly, all of the properties acquired. The Operating Partnership will conduct certain activities through the Company’s taxable REIT subsidiary, The GC Net Lease REIT TRS, Inc., a Delaware corporation (the “TRS”) formed on September 2, 2008, which is a wholly-owned subsidiary of the Operating Partnership.

The Company’s property manager is The GC Net Lease REIT Property Management, LLC, a Delaware limited liability company (the “Property Manager”), which was formed on August 28, 2008 to manage the Company’s properties. The Property Manager will derive substantially all of its income from the property management services it will perform for the Company.

2.	Basis of Presentation and Summary of Significant Accounting Policies

Effective July 1, 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the “Codification” or “ASC”) became the single source of authoritative accounting principles to be applied by nongovernmental entities in the preparation of financial statements in the United States of America and is effective for interim and annual periods ending after September 15, 2009. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative principles generally accepted in the United States (“GAAP”) for SEC registrants. All guidance contained in the Codification carries an equal level of authority. Any technical references incorporated into these unaudited consolidated financial statements have been updated to correspond to the new ASC reference.

The accompanying unaudited consolidated financial statements of the Company are prepared by management on the accrual basis of accounting and in accordance with GAAP for interim financial information as contained in the ASC, and in conjunction with rules and regulations of the SEC. Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. The consolidated financial statements include accounts and related adjustments, which are, in the opinion of management, of normal recurring nature and necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the interim period. Operating results for the three and six months ended June 30, 2010, are not necessarily indicative of the results that may be expected for the year ending December 31, 2010. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009. The consolidated financial statements include accounts of the Company and the Operating Partnership. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statement and accompanying notes. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost,

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited)

which approximates fair value. There were no restrictions on the use of the Company’s operating cash balance as of June 30, 2010 and December 31, 2009.

The Company maintains cash accounts with major financial institutions. The cash balances consist of business checking accounts and money market accounts. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 at each institution. The Company has not experienced any losses with respect to cash balances in excess of government-provided insurance. Management believes there was no significant concentration of credit risk with respect to these cash balances as of June 30, 2010 and December 31, 2009.

Restricted Cash

In conjunction with the acquisition and contribution of certain real estate assets (see Note 3, Real Estate), the Company assumed certain reserves, held by the lender, to be used for specific property improvements. As of December 31, 2009, the balance of these reserves, reported as restricted cash, was $447,337. By June 30, 2010, these tenant improvement reserves were fully expended. An ongoing replacement reserve is funded by certain tenants pursuant to each tenant’s respective lease. The balance of the ongoing replacement reserve funded by these tenants was approximately $1.0 million and $208,333 as of June 30, 2010 and December 31, 2009, respectively. The $1.0 million reserve balance as of June 30, 2010 included $742,366 of a funded replacement reserve that was assumed in conjunction with the June 4, 2010 acquisition (see Note 3, Real Estate).

Real Estate

Purchase Price Allocation

On January 1, 2009 the Company adopted the new accounting provisions, ASC 805-10, “Business Combinations,” to account for business combinations. The new provisions provide for greater consistency in the accounting and financial reporting of business combinations. The new accounting provisions require the Company to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity to be measured at their fair values as of the acquisition date, on an “as if vacant” basis. Further, the Company will recognize the fair value of assets acquired, liabilities assumed and any noncontrolling interest in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity. The new accounting provisions have also established that acquisition-related costs and restructuring costs are considered separate and not a component of a business combination, and therefore are expensed as incurred.

Acquired in-place leases are valued as above-market or below-market as of the date of acquisition. The valuation is measured based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) management’s estimate of fair market lease rates for the corresponding in-place leases over a period equal to the remaining non-cancelable term of the lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

The aggregate fair value of in-place leases includes direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated using methods similar to those used by independent appraisals and management’s consideration of current market costs to execute a similar lease.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited)

These direct costs are included as intangible lease assets in the consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid, including real estate taxes, insurance, and other operating expenses, pursuant to the in-place leases over a market lease-up period for a similar lease. Customer relationships are valued based on management’s evaluation of certain characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics management will consider in allocating these values include the nature and extent of the Company’s existing business relationships with tenants, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors. These intangibles will be included in intangible lease assets in the consolidated balance sheets and are amortized to expense over the remaining term of the respective leases.

The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the purchase price allocations, which could impact the amount of the Company’s reported net income.

Depreciation

The purchase price of real estate acquired and costs related to development, construction, and property improvements will be capitalized. Repairs and maintenance costs include all costs that do not extend the useful life of the real estate asset and will be charged to expense as incurred. The Company considers the period of future benefit of an asset to determine the appropriate useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings	25-40 years
Building Improvements	5-20 years
Land Improvements	15-25 years
Tenant Improvements	Shorter of estimated useful life or remaining contractual lease term
Tenant origination and absorption cost	Remaining contractual lease term
In-place lease valuation	Remaining contractual lease term

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company will continually monitor events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted future operating cash flows expected from the use of the assets and the eventual disposition. If based on this analysis the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment loss to the extent the carrying value exceeds the estimated fair value of the asset.

Projections of expected future undiscounted cash flows require management to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment. There were no impairment indicators present at June 30, 2010

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited)

that would have required the Company to record an impairment loss related to the real estate assets or intangible assets and liabilities.

Revenue Recognition

With the acquisition and contribution of certain real estate assets (see Note 3, Real Estate), the associated leases have minimum rent payment increases during the term of the lease, and are recorded to rental revenue on a straight-line basis, commencing as of the contribution date. If a lease provides for contingent rental income, the Company will defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Currently, there are no leases that provide for contingent rental income.

The Company records an estimate for real estate tax reimbursement each month. At the end of the calendar year the Company will reconcile the estimated real estate tax reimbursement to the actual amount incurred.

Organizational and Offering Costs

Organizational and offering costs of the Private Offering and the Public Offering were paid by the Sponsor, on behalf of the Advisor, for the Company and will be reimbursed from the proceeds of the Private Offering and the Public Offering. Organizational and offering costs consist of all expenses (other than sales commissions and the dealer manager fee) to be paid by the Company in connection with the offering, including legal, accounting, printing, mailing and filing fees, charges from the escrow holder and other accountable offering expenses, including, but not limited to, (i) amounts to reimburse the Advisor for all marketing related costs and expenses, such as salaries and direct expenses of employees of the Advisor and its affiliates in connection with registering and marketing the Company’s shares; (ii) technology costs associated with the offering of the Company’s shares; (iii) costs of conducting training and education meetings; (iv) costs of attending seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses.

The advisory agreement dated February 20, 2009 required the Company to pay directly or reimburse the Advisor for all organizational and offering expenses related to the Private Offering. Pursuant to the amended and restated advisory agreement dated November 6, 2009, as amended, (the “amended and restated advisory agreement”) the Company will reimburse the Advisor for organizational and offering expenses incurred in connection with the Primary Public Offering in an amount not to exceed 3.5% of gross offering proceeds of the terminated or completed Primary Public Offering for issuer costs (excluding sales commissions and dealer manager fees). In addition, pursuant to the amended and restated advisory agreement, organization and offering expenses (including sales commissions and dealer manager fees and non-accountable due diligence expense allowance, but excluding acquisition fees and expenses) may not exceed 15% of gross offering proceeds of the terminated or completed Public Offering. If the organization and offering expenses exceed such limits discussed above, within 60 days after the end of the month in which the Public Offering terminates or is completed, the Advisor must reimburse the Company for any excess amounts. As long as the Company is subject to the NASAA Statement of Policy Concerning Real Estate Investment Trusts, such limitations discussed above will also apply to any future public offerings.

On May 6, 2009, the Company sold the minimum amount of shares and thereby became obligated to the Advisor for offering and organizational costs incurred. As of June 30, 2010 and December 31, 2009, offering costs were approximately $2.4 million and $1.5 million, respectively. During the year

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited)

ended December 31, 2009, $322,146 was expensed as organizational related costs. There were no organizational related costs during the six months ended June 30, 2010. Of the total offering and organizational costs incurred, the Advisor advanced $877,899 and $856,940 as of June 30, 2010 and December 31, 2009, respectively. As of December 31, 2009 the Company was liable to the advisor for $812,802, which is included in the consolidated balance sheets as “Due to Affiliates.” As of June 30, 2010, the Company incurred organizational and offering costs of approximately $1.94 million, which exceeds the 15% of gross proceeds limitation in the amended and restated advisory agreement. Therefore, if the Company terminated its Public Offering on June 30, 2010, the probability that the Company would be liable to the Advisor for advanced organizational and offering costs, based on the gross proceeds raised to date and organizational and offering costs incurred in excess of the limitation discussed above, is remote. As a result the Company recorded an amount due from the Advisor of $238,069 (after deducting unreimbursed amounts previously advanced by the Advisor), included in the consolidated balance sheets as “Due from Affiliates.” No payment is required until 60 days following the completion or termination of the offering in accordance with the amended and restated advisory agreement. The Company continues to monitor both the 3.5% and 15% limitations and expects the receivable to decrease as the Company raises additional offering proceeds. (See Note 6, Related Party Transactions.)

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements. As of June 30, 2010, the Company’s deferred financing costs, net of amortization, were $576,757. There were no deferred financing costs as of December 31, 2009.

Noncontrolling Interests

Due to the Company’s control through the general partner interest in the Operating Partnership and the limited rights of the limited partners, the Operating Partnership, including its wholly-owned subsidiary, is consolidated with the Company and the limited partners’ interests are reflected as noncontrolling interests in the accompanying consolidated balance sheets. (See Note 5, Noncontrolling Interests.)

On January 1, 2009 the Company adopted the new accounting provisions, ASC 810-10, “Noncontrolling Interests in Consolidated Financial Statements,” for noncontrolling interests, which require all entities to report noncontrolling interests (formerly “minority interests”) in subsidiaries within equity in the consolidated financial statements, but separate from the parent stockholders’ equity. Also, the accounting provisions require any acquisitions or dispositions of noncontrolling interests that do not result in a change of control to be accounted for as equity transactions. Further, the provisions require a parent company to recognize a gain or loss in net income when a subsidiary is deconsolidated upon a change in control. The Company retrospectively reflected the presentation and the disclosures in the accompanying consolidated balance sheets and related notes as required by the new accounting provisions. The adoption of the new accounting provisions resulted in a reclassification of minority interest to a separate component of total equity. Net income attributable to noncontrolling interests was formerly a component of net income. With the adoption of ASC 810-10, net income allocated to noncontrolling interests is shown as a reduction to net income in calculating net income available to common stockholders. Additionally, upon adoption of the new accounting provisions, any future purchase or sale of an interest in an entity that results in a change of control may have a material impact

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited)

on the financial statements, as the interest in the entity will be recognized at fair value with gains and losses included in net income.

As a result of the issuance of the new accounting provisions, certain amendments were also made to the provisions included in ASC 480-10, “Distinguishing Liabilities from Equity,” to include noncontrolling interests within its scope. These revisions clarified that if noncontrolling interests are determined to be redeemable, they are classified as temporary equity and reported at their redemption value as of the balance sheet date. Thus, noncontrolling interests determined to be redeemable were reclassified as temporary equity.

Share-Based Compensation

On February 12, 2009, the Company adopted an Employee and Director Long-Term Incentive Plan (the “Plan”) pursuant to which the Company may issue stock-based awards to its directors and full-time employees (should the Company ever have employees), executive officers and full-time employees of the Advisor and its affiliate entities that provide services to the Company, and certain consultants who provide significant services to the Company. The term of the Plan is 10 years. The total number of shares of common stock reserved for issuance under the Plan is 10% of the outstanding shares of stock at any time. Awards granted under the Plan may consist of stock options, restricted stock, stock appreciation rights, distribution equivalent rights and other equity-based awards. The stock-based payment will be measured at fair value and recognized as compensation expense over the vesting period. No awards have been granted under the Plan as of June 30, 2010.

Fair Value Measurements

In April 2009, the FASB issued updated guidance related to the interim and annual disclosures about the fair value of financial instruments in ASC 825-10, “Disclosure about Fair Value of Financial Instruments” and ASC 820-10, “Fair Value Measurements and Disclosures” (“ASC 820”). The provisions require interim and annual disclosures of the fair value of all financial instruments (recognized or unrecognized) and include the following:

•	Effective April 1, 2009: new provisions providing additional guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales; and

•

Effective January 1, 2009: new framework for fair value measurements and disclosure for all nonfinancial assets and nonfinancial liabilities, including those reported at fair value on a nonrecurring basis; and new provisions pertaining to the fair value for assets or liabilities arising from contingencies in business combinations and property acquisitions.

The updated guidance in ASC 820 is effective for interim and annual periods ending after June 15, 2009 and provides guidance on how to determine the fair value of assets and liabilities in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. If the Company were to conclude that there has been a significant decrease in the volume and level of activity of the asset or liability in relation to normal market activities, quoted market values may not be representative of fair value and the Company may conclude that a change in valuation technique or the use of multiple valuation techniques may be appropriate. The updated guidance modifies the requirements for recognizing other-than-temporarily impaired debt securities and revises the existing

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited)

impairment model for such securities by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired.

The framework established by the FASB for measuring fair value in generally accepted accounting principles for both financial and nonfinancial assets and liabilities provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•	Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets;

•

Level 2. Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In January 2010, the FASB issued updated guidance in ASC 820, which is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years beginning after December 15, 2010.

In August 2009, the FASB issued updated guidance in ASC 820 to provide clarification for the fair value measurement of liabilities in circumstances where quoted prices for an identical liability in an active market are not available. The guidance is effective for the first reporting period beginning after issuance.

Financial instruments, as of December 31, 2009, consisted of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and other accrued expenses, and mortgage payable. Financial instruments as of June 30, 2010 consisted of the same accounts as well as the Credit Facility, as defined in Note 4. Pursuant to the Credit Facility terms, the Operating Partnership, in consolidation with the Company, is subject to certain loan compliance covenants, one of which is a varying interest rate covenant that would require the Operating Partnership to effect an interest rate hedge if the minimum varying debt to total debt requirement is not satisfied. Compliance with these covenants will be required beginning with the quarter ended September 30, 2010. The amounts of the financial instruments presented in the financial statements substantially approximate their fair value. As such, the adoption of these provisions, each of which were applied on a prospective basis, did not have a material effect to the Company’s financial statements.

Income Taxes

The Company deferred the election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”) until December 31, 2010 to ensure that certain non-financial requirements were satisfied, which the Company did not satisfy as of December 31, 2009. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT’s ordinary taxable income to

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited)

stockholders. As a REIT, the Company generally will not be subject to federal income tax on taxable income that is distributed to stockholders. If the Company fails to qualify as a REIT in any taxable year, after the REIT election has been made, the Company will then be subject to federal income taxes on the taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants the Company relief under certain statutory provisions. Such an event could materially adversely affect net income and net cash available for distribution to stockholders. The Company believes that it will be organized and operate in such a manner as to qualify for treatment as a REIT and intends to operate in a manner that, once the Company qualifies to be treated as a REIT, it will remain qualified as a REIT for federal income tax purposes.

The Company could engage in certain business activities that could have an adverse effect on its REIT qualification. The Company has elected to isolate these business activities in the books and records of the TRS. In general, the TRS may perform additional services for the Company’s tenants and may engage in any real estate or non real estate-related business. The TRS will be subject to corporate federal and state income tax. The TRS will follow income tax accounting provisions, which require the use of the asset and liability method. Deferred income taxes will represent the tax effect of future differences between the book and tax bases of assets and liabilities. As of June 30, 2010 and December 31, 2009, the TRS had not commenced operations.

The Company provides for income taxes on all transactions that have been recognized in accordance with ASC 740, “Income Taxes” (“ASC 740”). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. ASC 740 requires that the Company record a valuation allowance against the net deferred income tax assets associated with the Company’s net operating loss (“NOL”) carryforwards if it is “more likely than not” that the Company will not be able to utilize them to offset future income taxes. For the year ended December 31, 2009, due to the uncertainty surrounding the Company’s ability to generate sufficient future taxable income to realize this asset and the Company’s intention to qualify as a REIT for the taxable year ending December 31, 2010, the Company recorded a valuation allowance for the entire amount of the net deferred tax asset.

Earnings Per Share

The Company reports earnings per share attributable for the period as (1) basic earnings per share computed by dividing net income (loss) by the weighted average number of shares outstanding during the period, and (2) diluted earnings per share computed by dividing net income by the weighted average number of shares outstanding, including common stock equivalents. As of June 30, 2010, common stock equivalents are anti-dilutive and therefore have no impact on dilutive earnings per share.

Recently Issued Accounting Pronouncements

In June 2009, new accounting provisions, ASC 810-10, “Variable Interests and Special Purpose Entities in Consolidated Financial Statements,” were released that eliminate the primarily quantitative model to determine the primary beneficiary of a variable interest entity (“VIE”) and replace it with a qualitative model that focuses on which entities have the power to direct the activities of the VIE as well as the obligation or rights to absorb the VIE’s losses or receive its benefits. The reconsideration of the

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited)

initial determination of VIE status is still based on the occurrence of certain events. These new accounting provisions are effective for fiscal years and interim periods beginning after November 15, 2009.

In February 2010, the FASB issued updated guidance in ASC 810, “Consolidation,” which defers the effective date of the consolidation guidance of FASB Statement No. 167 for certain investment funds and money market funds. The update also modifies the requirements for evaluating whether a decision maker’s or service provider’s fee is a variable interest and clarifies that a quantitative calculation in the evaluation thereof should not be the sole basis for determining the above. As of June 30, 2010, the Company did not have any investments, or other variable interests, in entities that were determined to be VIEs.

In May 2009, the FASB issued ASC 855, “Subsequent Events” (“ASC 855”). This should not result in significant changes in the subsequent events that an entity reports. Rather, ASC 855 introduces the concept of financial statements being available to be issued. Financial statements are considered available to be issued when they are complete in a form and format that complies with GAAP and all approvals necessary for issuance have been obtained. The Company adopted ASC 855 as of December 31, 2009.

In February 2010, the FASB issued updated guidance in ASC 855, which eliminates the disclosure requirements for SEC filers with respect to disclosure of the date through which subsequent events have been evaluated.

3.	Real Estate

On June 4, 2010, the Company, through the Operating Partnership, acquired all of the ownership interests in a single-story, warehouse/distribution facility located in Monee, Illinois (“Will Partners property”) from three unaffiliated third parties and an entity owned by an affiliate of the Sponsor. The Will Partners property is 100% leased to a single tenant, World Kitchen, LLC (“World Kitchen”), on a net lease basis, obligating World Kitchen to all costs and expenses to operate and maintain the property, including capital expenditures. The acquisition price for the Will Partners property was approximately $26.31 million. In exchange for the Will Partners property, the Company, through the Operating Partnership, issued approximately 813,000 operating partnership units to the sellers at a price per share of $9.20, or $7.48 million. The balance of the purchase price was financed with $16.9 million of the Credit Facility discussed in Note 4, approximately $1.75 million in cash raised in the Public Offering, and the Company’s prorated share of the June rent payment, $173,325, that was paid at closing and recorded as prepaid rent. In conjunction with the acquisition, the World Kitchen lease was amended, which extended the original termination date five years to February 29, 2020. On the acquisition date the remaining term was approximately 10 years.

The acquisition value of the Will Partners property was allocated as follows:

Land	$1,494,108
Building and improvements	18,654,174
Tenant origination and absorption cost	4,761,842
In-place lease valuation (above market)	1,395,154
Restricted improvement reserve assumed	742,366
Prepaid rent	173,325
Limited partnership units issued	7,480,000

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited)

The purchase price allocation was not finalized as of June 30, 2010. No material differences, however, are expected.

On June 18, 2009, affiliates of the Sponsor contributed membership interests in two entities, Plainfield Partners, LLC, a single member limited liability company which owns an office/laboratory property located in Plainfield, Illinois (“Plainfield”) and Renfro Properties, LLC, a single member limited liability company which owns a single-story warehouse/distribution property located in Clinton, South Carolina (“Renfro”), to the Operating Partnership in exchange for 2.02 million operating partnership units (representing an equity contribution of $20.2 million). The combined fair market value of the assets contributed was approximately $54.36 million. The properties are occupied by Chicago Bridge & Iron Company (“CB&I”) and Renfro Corporation (“Renfro Corp”), respectively, and are full net leases, obligating the tenant for all expenses and costs of operating and maintaining the property, including capital expenditures. As of the contribution date, the CB&I lease had a remaining lease term of 13 years, and the Renfro Corp lease had a remaining lease term of 12 years.

The contribution value of Renfro and Plainfield was allocated as follows:

Land	$5,108,916
Building and improvements	37,849,890
Tenant origination and absorption cost	8,289,273
In-place lease valuation (above market)	106,487
In-place lease valuation (below market)	(605,228)
Restricted improvement reserve assumed	3,606,782
Mortgage payable assumed	(34,156,119)
Limited partnership units issued	20,200,000

The contribution of the entity interest of Plainfield Partners, LLC and Renfro Properties, LLC, and the acquisition of the Will Partners entity interests are heretofore referred to as the “Properties.”

The Company allocated a portion of the acquired and contributed real estate asset value to in-place lease valuation, as discussed above. The Will Partners and Renfro Corp contractual, in-place leases were considered above market which resulted in a deferred rent asset of $1.5 million. The CB&I lease was considered below market which resulted in a deferred rent liability of $605,228. The three leases were measured against comparable leasing information, and the present value of the difference between the contractual, in-place rent and the fair market rent was calculated using a 9.50% discount rate for the Renfro Corp and CB&I leases and a 9.00% discount rate for the Will Partners lease. The in-place lease valuation will be amortized into rental revenue over the remaining term of the lease as discussed above. The Company will amortize $106,881, net, of in-place lease valuation, into rental revenue each year, totaling $534,403 over a five-year period. In total, the Company allocated $13.05 million of the property acquisition value to tenant origination and absorption cost. These amounts will be amortized over the remaining term of each respective lease. The Company will amortize $1.15 million into depreciation expense each year, totaling $5.74 million over a five-year period.

As part of the real estate asset contribution, the Company assumed building and tenant improvement reserves with an initial balance of $2.0 million and $7.4 million for Renfro and Plainfield, respectively. Approximately $622,000 and $5.1 million was utilized by Renfro Corp and CB&I, respectively, prior to the contribution date and was included in building and improvements. The

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited)

Company assumed the remaining reserve of $3.6 million upon contribution of the real estate assets, which consisted of $1.4 million and $2.2 million for Renfro and Plainfield, respectively. As of December 31, 2009, $447,337 of the Renfro tenant improvement reserves was remaining. By June 30, 2010 the Renfro tenant improvement reserve was fully expended. The Plainfield improvements were completed in September 2009, and the Company immediately started amortizing the cost over the remaining term of the lease. The Renfro improvements were completed in December 2009, and the Company began amortizing the cost in January 2010. In addition, the Company assumed a $742,366 funded replacement reserve in conjunction with the Will Partners property acquisition. The tenant will have the ability to draw from this reserve for reimbursement of capital projects completed and paid by the tenant prior to the acquisition, and after providing the Company with appropriate documentation.

The following summarizes the future minimum rent payments pursuant to the lease terms discussed above as of June 30, 2010:

	Renfro	Plainfield	Will Partners	Total
2010	$931,317	$1,207,500	$1,155,500	$3,294,317
2011	1,862,633	2,500,791	2,311,000	6,674,424
2012	1,862,633	2,586,582	2,311,000	6,760,215
2013	1,862,633	2,586,582	2,311,000	6,760,215
2014 and thereafter	14,698,643	24,328,272	15,047,167	54,074,082

Total	$21,217,859	$33,209,727	$23,135,667	$77,563,253

The following condensed pro forma operating information is presented as if the Will Partners property had been included in operations at the beginning of the period:

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2010	2009	2010	2009
Revenue	$1,991,430	$1,872,146	$3,888,280	$3,739,145

Net Loss	$(1,207,128)	$(1,891,641)	$(1,491,175)	$(1,826,987)

Net loss attributable to common stockholders	$(245,562)	$(95,265)	$(232,773)	$(85,649)

Loss per share	$(0.34)	$(0.63)	$(0.44)	$(0.61)

4.	Debt

On June 4, 2010, the Company, through the Operating Partnership, entered into a credit agreement with KeyBank National Association, which provides the Company with an initial $25 million credit facility (the “Credit Facility”) to finance the acquisition of properties. The terms of the Credit Facility provide for monthly, interest-only payments with the balance due on June 4, 2013. The Credit Facility is guaranteed by the Company and is secured by a security agreement on the Operating Partnership’s interest in the underlying property, a fixture filing, and an assignment of leases, rents, income and profits. Additionally, under the terms of the Credit Facility, the Operating Partnership has the

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited)

option of selecting the applicable variable rate for each revolving loan, or portion thereof, of either (a) LIBOR multiplied by the Statutory Reserve Rate (as defined in the Credit Facility) to which the administrative agent is subject, with respect to this rate, for Eurocurrency funding (the “LIBOR-based rate”), plus 3.75%, or (b) an alternate base rate, which is the greater of the (i) Prime Rate, (ii) Federal Funds Rate plus 0.50%, or (iii) the adjusted LIBOR-based rate set forth in subsection (a) plus 3.75%. These rates are subject to a minimum LIBOR of 2.00%. Prior to December 4, 2011, the Operating Partnership may request an increase in the total commitments under the Credit Facility up to $150 million, subject to certain conditions. The Operating Partnership made an initial draw of $16.9 million to acquire the Will Partners property. The Operating Partnership elected to have the LIBOR-based rate apply to such loan, which amounted to an initial interest rate of 5.75%. The Operating Partnership may change this election from time to time, as provided by the Credit Facility terms. Pursuant to the Credit Facility terms, the Operating Partnership, in consolidation with the Company, is subject to certain loan compliance covenants. Compliance with these covenants will be required beginning with the quarter ended September 30, 2010.

In conjunction with the contribution of the properties on June 18, 2009 the Company assumed approximately $34.16 million of existing debt. The Renfro property debt was refinanced in January 2009. The aggregate Renfro loan amount is $13.0 million and consists of: (i) $8.0 million (the “Term Debt”) to partially pay off the prior loan, and (ii) $5.0 million as a revolving line of credit (the “Line of Credit”) used to pay off the remaining balance of the prior loan and to fund $2.0 million of the tenant improvement allowance.

The Term Debt has a three-year term, and expires on January 31, 2012. The interest rate on the Term Debt is fixed at 6.50% for the term of the loan. The Term Debt called for monthly, interest only payments during the tenant improvement period, then monthly payments of principal and interest, based on a 25-year amortization schedule, for the remainder of the term. The tenant improvement period ended in January 2010 with the completion of the improvement projects, and release of all remaining tenant improvement reserve funds, therefore amortization of the Term Debt commenced on March 1, 2010. As of June 30, 2010 and December 31, 2009 the Term Debt principal balance was $7.9 million and $8.0 million, respectively.

The Line of Credit provides for monthly, interest only payments with an initial term of one year, or an expiration of January 29, 2010. In January 2010, the Line of Credit was extended for six months to July 29, 2010 with an automatic six-month extension should the Line of Credit not be paid in full by that date. Also, as a term of the first extension agreement, the interest rate was modified to a fixed rate of 6.50%. The Company exercised the automatic extension on July 29, 2010, extending the term an additional six months to January 29, 2011. All other terms were unchanged. Both loans are guaranteed by an affiliate, and are secured by a first mortgage and assignment of rents and leases on the Renfro Property.

The Plainfield mortgage debt had an original loan amount of $21.5 million, and a fixed rate of interest of 6.65%. The Company assumed $21.16 million of the mortgage debt in conjunction with the contribution. The terms of the Plainfield loan require monthly principal and interest payments. The Plainfield loan is secured by a first mortgage and security agreement on the Operating Partnership’s interest in the underlying property, a fixture filing, and an assignment of leases, rents, income and profits. The Plainfield loan has an initial term of 10 years and matures in November 2017. As of June 30, 2010 and December 31, 2009, the unamortized Plainfield loan principal was $20.9 million and $21.0 million, respectively.

The following summarizes the future principal repayments per the loan terms discussed above:

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited)

	Renfro		Plainfield	Credit Facility		Total
2010	$64,901		$122,688	$—		$187,589
2011	5,137,891	(1)	262,170	—		5,400,061
2012	7,752,231	(2)	280,403	—		8,032,634
2013	—		299,904	16,900,000	(3)	17,199,904
2014 and thereafter	—		19,953,958	—		19,953,958

Total	$12,955,023		$20,919,123	$16,900,000		$50,774,146

(1)	Amount includes the Renfro Line of Credit in the amount of $5.0 million, which was extended for six months to January 29, 2011.
(2)	Amount includes payment of the remaining balance on the Term Debt upon expiration on January 31, 2012.
(3)	Amount includes payment of the remaining balance on the Credit Facility upon expiration on June 4, 2013.

5.	Noncontrolling Interests

Noncontrolling interests represent limited partnership interests in the Operating Partnership in which the Company is the general partner. The Operating Partnership issued 20,000 limited partnership units on December 26, 2008 in exchange for the initial capitalization of the Operating Partnership. On June 18, 2009 and June 4, 2010, 2.02 million and approximately 813,000 limited partnership units, respectively, were issued in exchange for the Properties. As of June 30, 2010, noncontrolling interests were approximately 75.9% of total shares outstanding (assuming limited partnership units were converted to common stock). For the six month ended June 30, 2010, noncontrolling interests were approximately 80.4% of weighted average shares outstanding (assuming limited partnership units were converted to common stock).

As discussed in Note 2, Noncontrolling Interests, the new accounting provisions are required to be applied prospectively after adoption, with the exception of the presentation and disclosure requirements, which were applied retrospectively for all periods presented. The Company has evaluated the terms of the limited partnership interest in the Operating Partnership and, as a result of the adoption of the new accounting provisions, the Company reclassified noncontrolling interests related to Renfro and Plainfield to permanent equity in the accompanying consolidated balance sheets.

On June 4, 2010, the Operating Partnership issued 813,000 limited partnership units in exchange for Will Partners. The terms of the Will Partners’ contribution agreement require that the units be held for a minimum of one year. Thereafter, the limited partners have the right to require the general partner to redeem their units for the Cash Amount (as defined in the Operating Partnership Agreement), at an exchange price of 92.0% of the Cash Amount pursuant to the Will Partners’ contribution agreement. The Will Partners’ contribution agreement limits the general partner to redeem the limited partnership units only for the Cash Amount, until the Company is listed on a national securities exchange. As the limited partners’ redemption rights are outside the control of the Company, the limited partnership units are

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited)

considered to be temporary equity and are presented in the accompanying balance sheets as noncontrolling interest subject to redemption, (See Note 2, “Noncontrolling Interests”).

In subsequent periods the Company will periodically evaluate individual noncontrolling interests for the ability to continue to recognize the noncontrolling interest as permanent equity in the consolidated balance sheets. Any noncontrolling interest that fails to qualify will be reclassified as temporary equity and adjusted to the greater of (a) the carrying amount, or (b) its redemption value as of the end of the period in which the determination is made.

The limited partners of the Operating Partnership will have the right to cause the Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of shares, or, at the Company’s option, may purchase their limited partnership units by issuing one share of the Company’s common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances which could cause the Company to lose its REIT election, once the Company qualifies for tax treatment as a REIT. Furthermore, the limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. The limited partnership units are reported in the consolidated financial statements as noncontrolling interests.

6.	Related Party Transactions

Pursuant to the agreements discussed below, the following summarizes the related party costs incurred and due to/from affiliates as of June 30, 2010:

	Incurred	Paid	Payable
Advisor and Property Manager Fees:
Acquisition fees and expenses	$789,159	$—	$789,159
Operating expenses	46,485	—	46,485
Asset management fees	219,544	136,801	82,743
Property management fees	69,364	42,775	26,589

	$1,124,552	$179,576	$944,976

Dealer Manager Fees	$634,941	$634,941	$—

The amended and restated advisory agreement requires upon termination of the Public Offering that any organizational and offering costs incurred above 15% of gross proceeds shall be reimbursed to the Company. If the Company terminated its Public Offering on June 30, 2010, the probability that the Company would be liable to the Advisor for advanced organizational and offering costs, based on the gross proceeds raised to date and organizational and offering costs incurred in excess of the 15% limitation discussed above, is remote. As a result, the Company recorded an amount due from the Advisor of $238,069. No payment is required until 60 days following the completion or termination of the offering in accordance with the amended and restated advisor agreement. The receivable is included in the consolidated balance sheet as “Due from Affiliates,” and was derived as follows:

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited)

Organizational and offering costs incurred	$1,938,314
Limitation for organizational and offering costs at 15% of gross offering proceeds of $6,534,895 if Public Offering terminated on June 30, 2010	980,234

Amount incurred in excess of limitation	958,080
Reversal of amount advanced by the Advisor (“Due to Affiliates”) as of June 30, 2010	720,011

Amount Due from Affiliates as of June 30, 2010 if Public Offering terminated on June 30, 2010	$238,069

The Company continues to monitor this limitation and expects that as offering proceeds increase, the receivable will decrease and the Company will again become liable for organizational and offering costs advanced by the Advisor.

Advisory and Dealer Manager Agreements

The Company does not expect to have any employees. The Advisor will be primarily responsible for managing the business affairs and carrying out the directives of the Company’s board of directors. The Company executed an advisory agreement with the Advisor and a dealer manager agreement with the Dealer Manager for the Private Offering and the Company subsequently executed an amended and restated advisory agreement with the Advisor and a new dealer manager agreement with the Dealer Manager for the Public Offering. Each of the agreements entitles the Advisor and the Dealer Manager to specified fees and incentives upon the provision of certain services with regard to the Private Offering and the Public Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by the Advisor on the Company’s behalf and reimbursement of certain costs and expenses incurred by the Advisor in providing services to the Company.

Management Compensation

The following table summarizes the compensation and fees the Company will pay to the Advisor, the Property Manager, the Dealer Manager and other affiliates, including amounts to reimburse costs in providing services. The sales commissions may vary for different categories of purchasers.

Type of Compensation (Recipient)	Determination of Amount
Sales Commissions (Participating Dealers)	The Dealer Manager was entitled to receive a sales commission of up to 7% of gross proceeds from sales in the Private Offering, and, pursuant to the new agreement, the Dealer Manager is entitled to the same sales commission from gross sales proceeds in the Primary Public Offering. The Dealer Manager has entered into participating dealer agreements with certain other broker-dealers to authorize them to sell shares of the Company in the Public Offering. Upon sale of shares of the Company by such broker-dealers, the Dealer Manager will re-allow all of the sales commissions paid in connection with sales made by these broker-dealers, except that no sales commission is payable on shares sold under the Company’s distribution reinvestment plan.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited)

Type of Compensation (Recipient)	Determination of Amount
Dealer Manager Fee (Dealer Manager)	The Dealer Manager was entitled to receive a dealer manager fee of up to 3% of gross proceeds from sales in the Private Offering, and is entitled to the same fee from sales in the Public Offering. The Dealer Manager has entered into participating dealer agreements with certain other broker-dealers as noted above. The Dealer Manager may re-allow to these broker-dealers a portion of the 3% dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by the Dealer Manager, payment of attendance fees required for employees of the Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. No dealer manager fee is payable on shares sold under the Company’s distribution reinvestment plan.

Reimbursement of Organization and Offering Expenses (Advisor)	The Company is required under the amended and restated advisory agreement to reimburse the Advisor for organization and offering costs (as defined in the Company’s prospectus and the amended and restated advisory agreement) up to 3.5% of gross proceeds from the Primary Public Offering, excluding sales commissions and dealer manager fees. The amended and restated advisory agreement also states that organization and offering expenses may not exceed 15% of gross offering proceeds of the Public Offering. If the organization and offering expenses exceed such limits, within 60 days after the end of the month in which the Public Offering terminates or is completed, the Advisor must reimburse the Company for any excess amounts.

Acquisition Fees and Expenses (Advisor)	Under the amended and restated advisory agreement the Advisor receives acquisition and advisory fees equal to 2.5% of the Contract Purchase Price, as defined therein, of each property acquired by the Company, and reimbursement for actual acquisition expenses incurred as defined in the agreements. The acquisition fee and acquisition expenses paid by the Company shall be reasonable and in no event exceed an amount equal to 6.0% of the contract purchase price, unless approved by a majority of the independent directors. Under the amended and restated advisory agreement, the Advisor receives fees in an amount up to one-half of the total real estate commission paid but in no event to exceed an amount equal to 3.0% of the contract sale price for each property the Company sells as long as the Advisor provides substantial assistance in connection with the sale.

Disposition Fee (Advisor)	Under the amended and restated advisory agreement, if the Advisor provides a substantial amount of the services in connection with the sale of one or more properties, the Advisor receives fees in an amount up to 3% of the contract sales price of such properties. However, the total disposition fees paid (including fees paid to third parties) may not exceed the lesser of a competitive real estate commission or an amount equal to 6.0% of the contract sale price of the property.

Asset Management Fee (Advisor)	The Advisor receives an annual asset management fee for managing the Company’s assets equal to 0.75% of the Average Invested Assets, defined as the aggregate carrying value of the assets invested. The fee will be computed based on the average of these values at the end of each month. The asset management

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited)

Type of Compensation (Recipient)	Determination of Amount
fees are earned monthly. The Company has partially deferred payment of the asset management fee in an effort to reserve operating cash flow and offering proceeds for property acquisitions.

Operating Expenses (Advisor)	The Advisor and its affiliates are entitled to reimbursement, at cost, for actual expenses incurred by them on behalf of the Company in connection with their provision of administrative services with regard to the Public Offering, including related personnel costs; provided, however, the Advisor must reimburse the Company for the amount, if any, by which total operating expenses, including advisory fees, paid during the previous 12 months then ended exceeded the greater of: (i) 2% of the Company’s average invested assets for that 12 months then ended; or (ii) 25% of the Company’s net income, before any additions to reserves for depreciation, bad debts or other similar non-cash reserves and before any gain from the sale of the Company’s assets, for that fiscal year. As of December 31, 2009, no amount of the Advisor’s direct and indirect expenses was allocated to, or incurred by, the Company. As of June 30, 2010, $46,485 of operating expenses incurred by the Advisor was allocated to the Company. Such costs are allocated using methodologies meant to fairly allocate such costs based upon the related activities and in accordance with the agreement. The Company expects the Advisor’s direct and indirect allocated costs to increase as offering proceeds and acquisition activity increase.

Property Management Fees (Property Manager)

The Property Manager is entitled to receive a fee for its services in managing the Company’s properties up to 3% of the gross monthly revenues from the properties plus reimbursement of the costs of managing the properties. In the event that the Property Manager assists with the development or redevelopment of a property, the Company may pay a separate market-based fee for such services. In the event that the Company contracts directly with a non-affiliated third-party property manager with respect to a particular property, the Company will pay the Property Manager an oversight fee equal to 1% of the gross revenues of the property managed. In no event will the Company pay both a property management fee to the Property Manager and an oversight fee to the Property Manager with respect to a particular property.

In addition, the Company may pay the Property Manager or its designees a leasing fee in an amount equal to the fee customarily charged by others rendering similar services in the same geographic area. The Company may also pay the Property Manager or its designees a construction management fee for planning and coordinating the construction of any tenant directed improvements for which the Company is responsible to perform pursuant to lease concessions, including tenant-paid finish-out or improvements. The Property Manager shall also be entitled to a construction management fee of 5% of the cost of improvements. The Company has partially deferred payment of the property management fee in an effort to reserve operating cash flow and offering proceeds for property acquisitions.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited)

Type of Compensation (Recipient)	Determination of Amount

Liquidation/Termination/Listing Stage

Subordinated Share of Net Sale Proceeds (payable only if the Company is not listed on a national securities exchange);

The Advisor is entitled to receive the following:

1)      A Subordinated Share of Net Sales Proceeds (as defined in the amended and restated advisory agreement) in the event of a sale transaction involving a property or an entity owning a property, if the Company’s stockholders are paid their return of capital plus an annual cumulative, non-compounding return;

Subordinated Performance Fee Due Upon Termination of the Amended and Restated Advisory Agreement (payable only if the Company is not listed on a national securities exchange); and

2)      A Subordinated Performance Fee (as defined in the amended and restated advisory agreement) Due Upon Termination of the Amended and Restated Advisory Agreement if the Company terminates the amended and restated advisory agreement for any reason other than a material breach by the Advisor as a result of willful or intentional misconduct or bad faith on behalf of the Advisor. Such fee is reduced by any prior payment to the advisor of a subordinated share of net sale proceeds; and

3)      A Subordinated Incentive Listing Fee (as defined in the amended and restated advisory agreement) in the event the Company lists its stock for trading.

Subordinated Incentive Listing Fee (payable only if the Company is listed on a national securities exchange) (Advisor)

Each compensation discussed above is calculated as follows:

•         5.0% if the stockholders are paid return of capital plus a 6.0% to 8.0% annual cumulative, non-compounding return; or

•         10.0% if the stockholders are paid return of capital plus an 8.0% to 10.0% annual cumulative, non-compounding return; or

•         15.0% if the stockholders are paid return of capital plus a 10.0% or more annual cumulative, non-compounding return.

The subordinated performance and incentive fees may be paid in the form of non-interest bearing promissory notes (the “Performance Fee Note” and “Listing Fee Note,” respectively, as defined in Amendment 1 to the amended and restated advisory agreement). Payment of the Performance Fee and Listing Fee notes will be deferred until the Company receives net proceeds from the sale or refinancing of properties held at the termination date or the valuation date, respectively. If either promissory note has not been paid in full within three years from the termination date or valuation date, then the Advisor may elect to convert the balance of the fee into shares of the Company’s common stock.

Conflicts of Interest

All of the Company’s executive officers and one of the directors are also executive officers, managers and/or holders of a direct or indirect controlling interest in the Advisor, the Dealer Manager, and other affiliates of the Company. The director and these executive officers, managers, and/or holders of a direct or indirect controlling interest have a fiduciary responsibility to all affiliated entities.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited)

Some of the material conflicts that the Advisor, the Dealer Manager or its affiliates will face are (1) competing demand for time of the Advisor’s executive officers and other key personnel from the Sponsor and other affiliated entities; (2) determining if a certain investment opportunity should be recommended to the Company or another program of the Sponsor; and (3) influence of the fee structure under the amended and restated advisory agreement that could result in actions not necessarily in the long-term best interest of the Company’s stockholders.

Economic Dependency

The Company will be dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common stock available for issue, the identification, evaluation, negotiation, purchase and disposition of properties and other investments, management of the daily operations of the Company’s real estate portfolio, and other general and administrative responsibilities. In the event that the Advisor and the Dealer Manager are unable to provide the respective services, the Company will be required to obtain such services from other resources.

7.	Commitments and Contingencies

Distribution Reinvestment Plan

The Company has adopted a distribution reinvestment plan that allows stockholders to have dividends and other distributions otherwise distributable to them invested in additional shares of common stock. The Company has registered 7,500,000 shares of common stock pursuant to the distribution reinvestment plan for the Public Offering. The distribution reinvestment plan in the Public Offering became effective on November 6, 2009. The purchase price per share will be the higher of $9.50 per share or 95% of the fair market value of a share of the Company’s common stock as estimated by the Company’s board of directors or a firm chosen by the Company’s board of directors, until the earliest to occur of (A) the date that all distribution reinvestment plan shares have been issued or (B) all offerings terminate and the Company elects to deregister with the SEC any unsold public distribution reinvestment plan shares, if any. No sales commission or dealer manager fee will be paid on shares sold through the distribution reinvestment plan. The Company may amend or terminate the distribution reinvestment plan for any reason at any time upon ten days’ prior written notice to stockholders. As of June 30, 2010 and December 31, 2009, 4,516 and 947 shares, respectively, had been issued under the distribution reinvestment plan.

Share Redemption Program

The Company has adopted a share redemption program that will enable stockholders to sell their stock to the Company in limited circumstances. As long as the common stock is not listed on a national securities exchange or over-the-counter market, stockholders who have held their stock for at least one year may be able to have all or any portion of their shares of stock redeemed by the Company. The Company may redeem, on a quarterly basis, the shares of stock presented for redemption for cash to the extent that there are sufficient funds available to fund such redemptions. In no event shall the Company redeem more than 5.0% of the weighted average shares outstanding during the prior calendar year, and the cash available for redemption will be limited to the proceeds from the sale of shares pursuant to the Company’s distribution reinvestment plan. The amount paid to redeem stock is expected to be the redemption price set forth in the following table which is based upon the number of years the stock is held:

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

(Unaudited)

Number of Years Held	Redemption Price
Less than one	No Redemption Allowed
One or more but less than two	92.5% of redemption amount
Two or more but less than three	95.0% of redemption amount
Three or more but less than four	97.5% of redemption amount
Four or more	100.0% of redemption amount

For 18 months after the most recent offering of shares, the redemption amount shall be the per share price of the most recent offering. Thereafter, the per share redemption amount will be based on the then-current net asset value. The redemption amount is subject to adjustment as determined from time to time by the board of directors. As of June 30, 2010 and December 31, 2009, $42,898 and $8,994 in shares of common stock subject to redemption, respectively, was eligible for redemption.

As the use of the proceeds from the distribution reinvestment plan for redemptions is outside the Company’s control, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as common stock subject to redemption in the accompanying consolidated balance sheets. The cumulative proceeds from the distribution reinvestment plan, net of any redemptions, will be computed at each reporting date and will be classified as temporary equity in the Company’s consolidated balance sheets. As noted above the redemption is limited to proceeds from new permanent equity from the sale of shares pursuant to the Company’s distribution reinvestment plan.

8.	Declaration of Distributions

On June 29, 2010, the Company’s board of directors declared distributions for the third quarter of 2010 in the amount of $0.00184932 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 6.75% assuming the share was purchased for $10) payable to stockholders of record of such shares as shown on the Company’s books at the close of business on each day during the period commencing on July 1, 2010 until September 30, 2010.

9.	Subsequent Events

The Company has completed an evaluation of all transactions subsequent to the date of the financial statements. The following events happened subsequent to the date of the financial statements, up to the issuance date of the financial statements, up to the issuance date of the quarterly report on Form 10-Q filed with the SEC on August 16, 2010:

Extension of Renfro Line of Credit

On July 29, 2010, the Company obtained an extension for the Renfro Line of Credit, which is now set to mature on January 29, 2011 (See Note 4, Debt).

Offering Status

As of August 10, 2010, in connection with the Public Offering the Company has issued 828,490 shares of the Company’s common stock for gross proceeds of approximately $8.26 million. Through August 10, 2010, the Company has received aggregate gross offering proceeds of approximately $10.62 million from the sale of shares in the Private Offering, which commenced on February 20, 2009 and terminated on November 6, 2009, and the Public Offering.

STATEMENT OF REVENUES AND CERTAIN EXPENSES

FOR WILL PARTNERS PROPERTY

Year Ended December 31, 2009

Report of Independent Auditors

To the Board of Directors

GC Net Lease REIT, Inc.

We have audited the accompanying statements of revenues and certain expenses of the Will Partners property (the “Property”) for each of the three years ended December 31, 2009. These statements of revenues and certain expenses is the responsibility of management of the Property. Our responsibility is to express an opinion on the statement of revenue and certain expenses based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenue and certain expenses is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission. Certain revenue and expenses (described in Note 2) that would not be comparable to those resulting from the proposed future operations of the Property are excluded and the statement is not intended to be a complete presentation of the revenue and expenses of the Property.

In our opinion, the statements of revenues and certain expenses presents fairly, in all material respects, the revenue and certain expenses, as described in Note 2, of the Property for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Los Angeles, California

August 20, 2010

STATEMENT OF REVENUES AND CERTAIN EXPENSES

FOR WILL PARTNERS PROPERTY

	For the Years Ended December 31,			For the Period Ended June 30, 2010
	2007	2008	2009
				(Unaudited)
Revenues:
Rentals	$2,279,000	$2,279,000	$2,279,000	$1,150,000
Property Tax Recovery	454,000	425,000	431,000	237,000

Total Revenue	2,733,000	2,704,000	2,710,000	1,387,000

Property Tax Expense	(454,000)	(425,000)	(431,000)	(237,000)

Excess of Revenue Over Certain Expense	$2,279,000	$2,279,000	$2,279,000	$1,150,000

See accompanying notes

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES

FOR THE YEARS ENDED

DECEMBER 31, 2007, 2008 AND 2009

1.	Organization

The GC Net Lease REIT, Inc. (the “Company”), through The GC Net Lease REIT Operating Partnership, LP (the “Operating Partnership”), will acquire the ownership interests in a single-story, warehouse/distribution facility located in Monee, Illinois (the “Will Partners property”) from three unaffiliated third parties and an entity owned by an affiliate of the Company’s sponsor. The Will Partners property is 100% leased to a single tenant, World Kitchen, LLC (“World Kitchen”), on a net lease basis, obligating World Kitchen to all costs and expenses to operate and maintain the property, including capital expenditures. See Note 4 below.

2.	Significant Accounting Policies

Basis of Presentation

The accompanying statement of revenues and certain expenses has been prepared to comply with the Regulation S-X Rule 3-14 of the Securities and Exchange Commission. The statement includes only those costs for which the Company would be responsible.

The Will Partners property is not a legal entity and the accompanying statement is not representative of the actual operations for the period presented, as certain revenue and expenses that may not be comparable to the revenue and expense the Company expects to incur in the future operations of the Will Partners property have been excluded. Excluded items consist of interest income, straight-line rent, certain operating expenses as a result of the type of lease, depreciation and amortization, management fees, and interest costs associated with the related debt.

An audited statement is being presented for the three most recent years due to the Will Partners property being contributed by an affiliate of the Company’s sponsor. Management is not aware of any factors related to the Will Partners property that would cause this financial information not to be indicative of future operating results.

Revenue Recognition

The lease of the Property is accounted for as an operating lease. Revenue is recognized based on the contractual provisions of the lease. Property taxes are paid directly by World Kitchen. Property tax recovery, however, is reflected in the statement as the Company has ultimate responsibility for these expenses.

Use of Estimates

The preparation of the financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of revenues and certain expenses during the reporting period. Actual results could differ from those estimates.

3.	Related Party Transactions

The Will Partners property is being acquired by the Company, through the Operating Partnership, from three third parties and an affiliate of the Company’s sponsor. The third parties and the affiliate will receive limited partnership units in exchange for the Will Partners property.

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES

FOR THE YEARS ENDED

DECEMBER 31, 2007, 2008 AND 2009

4.	Subsequent Events

Acquisition of Will Partners Property (Unaudited)

On June 4, 2010, the Company, through the Operating Partnership, acquired all of the ownership interests in the Will Partners property for an acquisition price of approximately $26.31 million. The Operating Partnership issued approximately 813,000 limited partnership units, at a price per share of $9.20, or $7.48 million, in exchange for the seller’s ownership interests. As discussed below, the balance of the acquisition price was financed with $16.9 million from a credit facility, approximately $1.75 million of cash raised in the Public Offering, and the Company’s prorated share of the June rent payment, $173,325, that was paid at closing and recorded as prepaid rent.

Lease Amendment

The World Kitchen lease was amended as part of the acquisition, which, among other items, extended the lease term from the original expiration of March 31, 2015 to February 29, 2020. The remaining lease term as of the acquisition date was approximately 10 years. The future minimum lease payments to be received under the non-cancelable operating lease beginning at the acquisition date are as follows:

2010	$1,155,500
2011	2,311,000
2012	2,311,000
2013	2,311,000
2014 and after	15,047,167

Total	$23,135,667

THE GC NET LEASE REIT, INC.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED BALANCE SHEETS

June 30, 2010

(Unaudited)

The following unaudited pro forma condensed consolidated balance sheets are presented to reflect (1) the acquisition of one single-tenant, full net lease property by unaffiliated third parties and an affiliate of the Company’s sponsor; (2) the financing of the acquired property with the Credit Facility; and (3) the issuance of 813,000 limited partnership units of The GC Net Lease REIT Operating Partnership, LP, in exchange for the acquired property. The historical, June 30, 2010 balance sheets and the unaudited pro forma condensed consolidated balance sheets are the same at the end of the period.

The unaudited pro forma condensed consolidated balance sheets should be read in conjunction with the unaudited Consolidated Balance Sheets of The GC Net Lease REIT, Inc., (the Company), and accompanying notes thereto, as of June 30, 2010, included in the Company’s quarterly report filed on Form 10Q for the three and six month periods ended June 30, 2010, and the audited Consolidated Balance Sheets contained in the annual report on Form 10K for the year ended December 31, 2009.

THE GC NET LEASE REIT, INC.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED BALANCE SHEETS

June 30, 2010

(Unaudited)

June 30, 2010
Assets:
Rental properties, net	$77,668,307
Deferred rent – above market leases	1,481,424
Cash and cash equivalents	2,342,168
Restricted cash	1,000,699
Deferred financing costs, net	576,757
Due from affiliates	238,069

Deferred rent receivable and other accounts receivables	737,071

Total Assets	$84,044,495
Liabilities:
Mortgage payable, including restricted cash reserves	$34,874,845
Credit facility	16,900,000
Deferred rent – below market leases	558,323
Due to affiliates	944,976
Accounts payable and other liabilities, including distributions payable
Total Liabilities	$54,180,092
Noncontrolling interests subject to redemption	7,480,000
Common stock subject to redemption	42,898
Stockholders’ Equity:
Preferred Stock, $0.001 par value, 200,000,000 shares authorized, 0 shares issued and outstanding	$—
Common Stock, $0.001 par value, 700,000,000 shares authorized, 902,314 shares issued and outstanding	9,014
Additional paid-in capital	7,375,837
Cumulative distributions	(269,415)
Accumulated deficit	(538,441)

Total GC Net Lease REIT, Inc. stockholders’ equity	6,576,995

Noncontrolling interests	15,764,510

Total equity	22,341,505

Total liabilities and stockholders’ equity	$84,044,495
Book value per share, including noncontrolling interests	$7.94

See accompanying notes

THE GC NET LEASE REIT, INC.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

The following unaudited pro forma condensed consolidated statements of operations of the Company, as of December 31, 2009 and June 30, 2010, are presented as if (1) affiliates of the Company contributed two single-tenant, full net lease properties and acquired a single-tenant, full net lease property from three unaffiliated third parties and an affiliate of the Company’s sponsor; (2) the Company assumed the related secured mortgage debt in conjunction with the contribution of the first two properties (the unaudited pro forma condensed consolidated statements of operations reflect the terms of the Renfro debt and the Renfro lease as if in place on January 1, 2009); (3) the acquired property was financed from the Credit Facility as if in place on January 1, 2009 and January 1, 2010; (4) the issuance of 2.02 million and 813,000 limited partnership units of the Operating Partnership in exchange for the contributed properties and the acquired property, respectively; and (4) the Company issued 129,032 shares at $9.30 per share and the receipt of cash as of January 1, 2009. The pro forma condensed consolidated statements of operations for the year ended December 31, 2009 are presented as if the contribution and acquisition of the properties and the respective property debt occurred on January 1, 2009. The pro forma condensed consolidated statements of operations for the six months ended June 30, 2010, are presented as if the acquired property and the related debt financing occurred on January 1, 2010.

The unaudited pro forma condensed consolidated statements of operations should be read in conjunction with the Consolidated Balance Sheets and Consolidated Statements of Operations of The GC Net Lease REIT, Inc. and accompanying notes thereto, as of December 31, 2009, included in the Company’s annual report filed on Form 10K for the year ended December 31, 2009 and the unaudited consolidated financial statements of The GC Net Lease REIT, Inc. and accompanying notes thereto, as of and for the six month period ended June 30, 2010, included in the Company’s quarterly report filed on Form 10Q for the three and six month periods ended June 30, 2010. In the Company’s opinion, all adjustments necessary to reflect the effects of the properties contributed and acquired, the respective debt, and the issuance of the Company’s shares and limited partnership units have been made.

The pro forma condensed consolidated statements of operations are not necessarily indicative of what the actual operating results would have been had the properties been contributed on January 1, 2009 and January 1, 2010, respectively, nor do they purport to represent our future operating results.

THE GC NET LEASE REIT, INC.

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED STATEMENTS OF OPERATIONS

December 31, 2009

(Unaudited)

	Historical	Renfro Historical	Plainfield Historical	Will Partners Historical	Pro Forma Adjustment		Pro Forma
Revenue:
Rent revenue	$2,507,487	$840,052	$1,086,750	$2,278,523	$25,301	a	$6,738,113
Tenant recoveries – Property taxes	213,878	67,560	101,156	431,011	—	a	813,605
Interest income	11,212	—	—	—	—		11,212

Total revenue	2,732,577						7,562,930

Asset management fee	$219,674				387,536	b	$607,210
Property management fee	68,442				137,974	c	206,416
Property tax expenses	213,878	67,560	101,156	431,011	—	a	813,605
General and administrative	683,769				—	d	683,769
Acquisition fees and expenses	1,637,592				909,362	e	2,546,954
Depreciation and amortization expense	920,919				1,636,889	f	2,557,808
Interest expense	1,223,889				2,030,993	g	3,254,882

Total expenses	$4,968,163	—	—	—	—		$10,670,644

Net loss	$(2,235,586)	—	—				$(3,107,714)
Net loss attributable to noncontrolling interest	$(1,989,071)	—	—			h	$(2,921,562)
Net loss available to common stockholders	$(246,515)	—	—				$(186,152)

Net loss per share, basic and diluted, for the six months ended December 31, 2009	$(1.79)	—	—				$(1.03)
Weighted average shares – basic and diluted, for the quarter ended December 31, 2009	137,598	—	—			h	181,786

See accompanying notes

THE GC NET LEASE REIT, INC.

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED STATEMENTS OF OPERATIONS

June 30, 2010

(Unaudited)

	Historical	Will Partners Historical	Pro Forma Adjustment		Pro Forma
Revenue:
Rent revenue	$2,518,487	976,762	(43,742)	a	$3,451,507
Tenant recoveries – Property taxes	232,922		201,047	a	433,969
Interest income	2,804		—		2,804

Total revenue	2,754,213				3,888,280

Asset management fee	$219,544		83,848	b	$303,392
Property management fee	69,364		29,465	c	98,829
Property tax expenses	232,922		201,047	a	433,969
General and administrative	413,428		—	d	413,428
Acquisition fees and expenses	909,362		—	e	909,362
Depreciation and amortization expense	1,175,756		405,768	f	1,581,524
Interest expense	1,223,258		415,693	g	1,638,951

Total expenses	$4,243,634				$5,379,455

Net loss	$(1,489,421)				$(1,491,175)
Net loss attributable to noncontrolling interest	$(1,197,495)			h	$(1,258,402)
Net loss available to common stockholders	$(291,926)				$(232,773)

Net loss per share, basic and diluted, for the six months ended June 30, 2009	$(0.55)				$(0.44)
Weighted average shares – basic and diluted, for the quarter ended June 30, 2010	527,741			h	527,741

See accompanying notes

THE GC NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Rental Properties

On April 21, 2009, the board of directors approved the contribution of certain properties from Plainfield Partners, LLC, (“Plainfield) and Renfro Partners, LLC, (“Renfro”), affiliates of The GC Net Lease REIT, Inc. (the “Company”), to The GC Net Lease Operating Partnership, LP, (the “Operating Partnership”), and the contribution was completed on June 18, 2009. The properties are occupied by Chicago Bridge & Iron and Renfro Corporation, respectively. These properties were contributed upon the Company fulfilling its minimum offering requirement, among other events.

Further, on May 10, 2010, the board of directors approved the acquisition, by the Operating Partnership, of the ownership rights in Will Partners Investors, LLC (“Will Partners”) from three unaffiliated third parties and an affiliate of the Company’s sponsor. The acquisition was completed on June 4, 2010. The Will Partners property is occupied by World Kitchen, LLC.

All three leases are full net leases, obligating each tenant to all expenses and costs of operating and maintaining the respective property, including capital expenditures.

Plainfield Partners, LLC, Renfro Properties, LLC and Will Partners, LLC are heretofore referred to as the “Properties”.

In accordance with Accounting Standards Codification (“ASC”) 805-10, “Business Combinations”, (“ASC 805-10”), the Company performs the following procedures when allocating the contributed or acquired value of the real estate: (1) estimate the value of the real estate as of the transaction date on an “as if vacant basis”; (2) allocate the “as if vacant” value among land, building, and tenant improvements; (3) calculate the value of the intangible assets and liabilities as the difference between the “as if vacant” value and the contributed value; and (4) allocate the intangible value to the above, below and at market leases, leasing costs associated with in-place leases, tenant relationships and other intangible assets. Plainfield and Renfro have been allocated, as of the contribution and acquisition dates, in accordance with the methodology discussed above, and are presented in the unaudited pro forma condensed consolidated balance sheets. The Will Partners’ allocation has not been finalized as of the date of this report, but will be completed by the end of the year. No material changes are anticipated.

The value allocated to building is depreciated and tenant improvements are amortized on a straight-line basis over an estimated useful life. The building is depreciated over a 40 year useful life and tenant improvements are amortized over the remaining contractual, non-cancelable term of the in-place lease. The value of above and below market leases are amortized over the remaining contractual, non-cancelable term of the in-place lease and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income. Costs associated with originating these leases are amortized over the remaining contractual, non-cancelable term of the in-place lease, and are included in rental properties, net, in the accompanying unaudited pro forma condensed consolidated balance sheets.

THE GC NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheets

The Unaudited Pro Forma Condensed Consolidated Balance Sheets as of June 30, 2010 reflects the following:

a.    The unaudited pro forma condensed consolidated balance sheets include the contribution and acquisition of the Properties to the Operating Partnership, in exchange for limited partnership units, and the assumption and financing of debt and cash payment. The contribution value of the Renfro and Plainfield properties is reflected at cost in the unaudited pro forma condensed consolidated balance sheets of the Company. The acquisition value of the Will Partners property is reflected in the unaudited pro forma condensed consolidated balance sheets of the Company at fair market value. Rental properties, net, is comprised of:

	Renfro/Plainfield	Will Partners	Total
Building and improvements	$41,456,671	$18,654,174	$60,110,845
Land at fair market value	5,108,916	1,494,108	6,603,024
Intangible leasing assets	8,289,273	4,761,842	13,051,115
In-place lease valuation	(498,743)	1,395,154	896,411
Less accumulated depreciation and amortization	(1,987,647)	(82,340)	(2,069,987)

Total	$52,368,470	$26,222,938	$78,591,408

The unaudited pro forma condensed consolidated balance sheets reflect the assumption of approximately $34.16 million of existing debt as part of the Plainfield and Renfro contribution. On January 29, 2009 the Renfro property debt was refinanced. The aggregate loan amount was $13.0 million and consists of: (i) $8.0 million (“term debt”) to partially pay off the prior loan, and (ii) $5.0 million as a revolving line of credit (“line of credit”) to pay off the remaining balance of the prior loan and approximately $2.0 million to fund the tenant improvement allowance. The term debt has a three year term, and expires on January 31, 2012. The interest rate on the term debt is fixed at 6.50% for the term of the loan. The term debt calls for monthly, interest only payments during the tenant improvement period, then monthly payments of principal and interest, based on a 25 year amortization schedule, for the remainder of the term. The tenant improvement period expired in January 2010 with the final disbursement of the tenant improvement reserve and loan commenced amortization with the March 1, 2010 payment. The balance of the term loan on June 30, 2010 was $7.9 million.

The line of credit has an initial term of one year, with an original expiration of January 29, 2010. The line of credit was extended on January 29, 2010 for six months to July 29, 2010, with an automatic additional six month extension. The Company exercised the additional six month extension and extended the line of credit to January 29, 2011. The interest rate on the line of credit is fixed at 6.50%. The line of credit provides for monthly, interest only payments, with the balance due on January 29, 2011. Both loans are guaranteed by an affiliate, and are secured by a first mortgage and assignment of rents and leases on the Renfro property.

THE GC NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The Plainfield property debt had an original loan amount of $21.5 million, and a fixed rate of 6.65%. The balance of the loan on the contribution date was $21.16 million. The terms of the loan require monthly principal and interest payments. The loan is secured by a first mortgage and security agreement on our interest in the underlying Plainfield property, a fixture filing, and an assignment of leases, rents, income and profits. The loan has an initial term of 10 years and matures in November 2017. As of June 30, 2010 the unamortized loan principal was $20.9 million.

On June 4, 2010, the Company, through the Operating Partnership, entered into a credit agreement, which provides the Company with an initial $25 million credit facility (the “Credit Facility”) to finance the acquisition of properties. The terms of the Credit Facility provide for monthly, interest-only payments with the balance due on June 4, 2013. The Credit Facility is guaranteed by the Company and is secured by a security agreement on the Operating Partnership’s interest in the underlying property, a fixture filing, and an assignment of leases, rents, income and profits. Additionally, under the terms of the Credit Facility, the Operating Partnership has the option of selecting the applicable variable rate for each revolving loan, or portion thereof, of either (a) LIBOR multiplied by the Statutory Reserve Rate (as defined in the Credit Facility) to which the administrative agent is subject, with respect to this rate, for Eurocurrency funding (the “LIBOR-based rate”), plus 3.75%, or (b) an alternate base rate, which is the greater of the (i) Prime Rate, (ii) Federal Funds Rate plus 0.50%, or (iii) the adjusted LIBOR-based rate set forth in subsection (a) plus 3.75%. These rates are subject to a minimum LIBOR of 2.00%. Prior to December 4, 2011, the Operating Partnership may request an increase in the total commitments under the Credit Facility up to $150 million, subject to certain conditions. The Operating Partnership made an initial draw of $16.9 million to acquire the Will Partners property. The Operating Partnership elected to have the LIBOR-based rate apply to such loan, which amounted to an initial interest rate of 5.75%. The Operating Partnership may change this election from time to time, as provided by the Credit Facility terms. Pursuant to the Credit Facility terms, the Operating Partnership, in consolidation with the Company, is subject to certain loan compliance covenants. Compliance with these covenants will be required beginning with the quarter ended September 30, 2010.

In exchange for the Properties, the Operating Partnership issued 2.83 million limited partnership units. The Operating Partnership units issued for the Will Partners property are reflected on the unaudited pro forma condensed consolidated balance sheets as “Noncontrolling interests subject to redemption”, as the Company can only exchange these units for cash, after being held by the limited partner for a minimum of one year, pursuant to the contribution agreement.

Restricted cash consists of tenant improvement allowances, initially $2.0 million and $7.4 million for Renfro Corporation and Chicago Bridge & Iron, respectively. These allowances were funded in conjunction with the respective property debt. As of June 30, 2010 the reserves were fully expended. As part of the Will Partners acquisition the Company assumed a replacement reserve of $742,000. Additionally, Chicago Bridge & Iron and World Kitchen are required to fund a replacement reserve, monthly, as a term of the lease. As of June 30, 2010 Chicago Bridge & Iron had deposited $258,000 into the Plainfield Partners, LLC property replacement reserve, and the combined reserve deposits were approximately $1.0 million.

THE GC NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Operations

The historical amounts for the Properties presented include operating revenues and certain operating expenses as required by regulation 3-14. Other property level expenses, such as depreciation and management fees, are presented as pro forma adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Operations, and are derived from the results of each transaction:

a.    The pro forma adjustments reflect the contribution and acquisition of the Properties as of January 1, 2009 and January 1, 2010 and include adjustments to reflect the following:

The historical rent revenue represents the contractual rent, straight line rent and in-place lease valuation amortization from the contribution date of Plainfield and Renfro to December 31, 2009. The Plainfield and Renfro historical amounts represent contractual rent as if the property had been contributed as of January 1, 2009. Will Partners historical rent revenue includes the contractual amount pursuant to the lease in effect during the time period presented. The Pro Forma Adjustments are presented to adjust contractual rent revenue to a straight-line and the amortization of in-place lease valuation, in accordance with ASC 805-10, for each property, as if the property was acquired on January 1, 2009. The following summarizes the adjustment made to rent revenue for the period ended December 31, 2009:

	Renfro Corporation	Chicago Bridge & Iron (Plainfield)	World Kitchen (Will Partners)	Total
Adjustment to straight-line	$60,444	$115,272	$(24,221)	$151,495
(Above)/below market, in-place rent	(4,284)	21,183	(143,093)	(126,194)

Total rent revenue adjustment	$56,160	$136,455	$(167,314)	$25,301

The unaudited pro forma adjustment to rental revenue for Will Partners for the six months ended June 30, 2010 consisted of the following:

World Kitchen
Adjustment to Straight-line	$17,071
(Above)/Below market, in-place rent	(60,813)

Total Base Rent	$43,742

Property tax recovery is reflected in the statements as the Company has ultimate responsibility for these expenses.

THE GC NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following are the explanations for other operating and property level expenses included in the December 31, 2009 (for the Properties) and June 30, 2010 (for Will Partners) unaudited pro forma condensed consolidated statements of operations:

b.    Asset management fees are paid monthly to the Advisor at 0.0625%, or 0.75% annually, based on the aggregate book value of the properties, pursuant to the Advisory Agreement dated February 10, 2009. The aggregate book value for Renfro, Plainfield and Will Partners was $21.7 million, $32.66 million, and $26.31 million respectively, at the beginning of each period.

c.    Property management fees will be paid to The GC Net Lease REIT Property Management, LLC monthly at 3.0% of gross property revenues, pursuant to the Property Management Agreement.

d.    General and administrative expenses consist of organizational costs, professional fees for legal and accounting, as well as other corporate related expenses. The Company became liable for organizational costs advanced by the Company’s advisor on May 6, 2009, when the Company sold the minimum number of shares required to commence operations.

e.    Acquisition fees and expenses are incurred with each contribution and acquisition transaction. The amount incurred for Renfro and Plainfield, and Will Partners was $1.64 million and $909,362, respectively.

f.    Depreciation expense is reflected in the pro forma based on an estimated useful life of 40 years at the contributed basis or acquisition price for building and building improvements, and the remaining contractual, in-place lease term for intangible lease value. Intangible lease costs are included and amortized over the remaining lease term. The following table summarizes the depreciation and amortization expense adjustment to the unaudited pro forma condensed consolidated statements of operations, by asset category:

For the year ended December 31, 2009:

	Renfro	Plainfield	Will Partners	Total
Building and building improvements	$173,102	$201,413	$466,354	$840,869
Tenant absorption and leasing costs	134,542	173,084	488,394	796,020

Total	$307,644	$374,497	$954,748	$1,636,889

For the six month period ended June 30, 2010:

Will Partners
Building and building improvements	$198,201
Tenant absorption and leasing costs	207,567

Total	$405,768

THE GC NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

g.    Interest expense related to the acquired and assumed property debt is reflected in the pro forma based on the interest rates and terms described in Note A. The following table summarizes the interest expense adjustments to the unaudited pro forma condensed consolidated statements of operations as of December 31, 2009:

December 31, 2009
Renfro (at a rate of 6.50%)	$396,680
Plainfield (at a rate of 6.65%)	662,563
Will Partners (at a rate of 5.75%)	971,750

Total	$2,030,993

For the six month ended June 30, 2010 the Will Partners interest expense adjustment was $415,693, pursuant to the terms described in Note A.

h.    Net loss attributable to noncontrolling interest is derived as if the limited partnership units were issued for the Properties as of January 1, 2009 and converted to common stock (approximately 94.0% of total shares as if converted), and January 1, 2010 (approximately 84.4% of total shares as if converted). Earnings per share of common stock is calculated based on the actual weighted average shares outstanding for the twelve month period ended December 31, 2009 and the 129,032 shares issued that met the minimum offering requirement as if outstanding on January 1, 2009. Weighted average common shares for June 30, 2010 have not been adjusted. The following table summarizes the weighted average shares outstanding the end of each period and the allocable percentage of noncontrolling interest:

	For the year ended December 31, 2009	For the six months ended June 30, 2010
Weighted average shares outstanding (initial capitalization of the Company)	100	—
Weighted average shares outstanding (initial issuance), as if outstanding at the beginning of the period, and outstanding for the six months ended June 30, 2010	129,032	—
Weighted average shares outstanding (subsequent issuances)	52,755	527,741

Total weighted average shares outstanding	181,786	527,741
Operating partnership units issued in the initial capitalization of the operating partnership (W)	20,000	20,000
Operating partnership units issued in conjunction with the contribution of Renfro and Plainfield, and as if converted to common stock (X)	2,020,000	2,020,000
Operating partnership units issued in conjunction with the acquisition of Will Partners, and as if converted to common stock (X)	813,043	813,043

Total outstanding shares (Y)	3,034,829	3,380,784
Percentage of operating partnership units (noncontrolling interests) to total outstanding shares (W+X)/(Y)	94.01%	84.4%
Net loss allocable to noncontrolling interest based on the percentage of operating partnership units outstanding to total outstanding shares	($2,921,562)	($1,258,402)